Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295256

SUPPLEMENT NO. 1 TO

PROSPECTUS OF Xanadu Quantum Technologies Limited

This prospectus supplement amends and supplements the prospectus dated May 1, 2026 as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-295256). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, which was furnished to the Securities and Exchange Commission on May 14, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B Subordinate Voting Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “XNDU” and the Toronto Stock Exchange (the “TSX”) under the symbol “XNDU.” On May 13, 2026, the last reported sales prices of the Class B Subordinate Voting Shares on Nasdaq and the TSX were $14.89 and C$20.38, respectively.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 1 of the Annual Report and beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission or regulatory authority of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is accurate or adequate. Any representation to the contrary is a criminal offense.

This Supplement No. 1 is dated May 14, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13A-16 or 15D-16
of the Securities Exchange Act of 1934
For the month of May 2026
Commission File Number: 001-43205
Xanadu Quantum Technologies Limited
(Translation of registrant’s name into English)
777 Bay Street, Toronto, Ontario M5G 2C8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2026	Xanadu Quantum Technologies Limited

	By:	/s/ Michael Trzupek
Michael Trzupek
Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Q1 2026 Quarterly Report

EXHIBIT 99.1

XANADU QUANTUM TECHNOLOGIES LIMITED

QUARTERLY REPORT

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2026

MAY 14, 2026

XANADU QUANTUM TECHNOLOGIES LIMITED
FORM 6-K QUARTERLY REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Quarterly Report may constitute “forward-looking statements” for purposes of U.S. federal securities laws and “forward-looking information” for purposes of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future,” or the negative version of these words or other comparable words or phrases.
The forward-looking statements contained in this Quarterly Report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Quarterly Report contains forward-looking statements pertaining to changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; the implementation, market acceptance and success of our business model, growth strategy and opportunities, and our ability to commercialize our quantum computing technology; our expectations with respect to market opportunity and market growth; the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities; the potential for our quantum computing technology to achieve quantum advantage; our ability to achieve timing and product development milestones on our product roadmap; our ability to attract and retain qualified employees and management; our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; expectations regarding the time during which we will be an emerging growth company under the JOBS Act; our future capital requirements and sources and uses of cash; our ability to obtain funding for our operations and future growth; our ability to maintain the listing of the Class B Subordinate Voting Shares on the Nasdaq stock market (the "Nasdaq"), the Toronto Stock Exchange (the "TSX") or any other national exchange; the effects of competition on our future business; the impact of and changes in governmental regulations, tax laws and rates, and accounting guidance; the effectiveness of our internal controls and our corporate policies and procedures; expansion plans and opportunities; and the outcome of any known and unknown litigation and regulatory proceedings.
We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
● general economic uncertainty;
● the effects of a global pandemic;
● the volatility of currency exchange rates;
● our ability to obtain and maintain financing arrangements on attractive terms and to commercialize our quantum computing technology;
● our ability to manage growth;
● our ability to maintain the listing of the Class B Subordinate Voting Shares on the Nasdaq, the TSX, or any other national exchange;
● the effects of competition on our future business;
● potential disruption in our employee retention, changes in personnel and availability of qualified personnel, including as a result of the Reverse Recapitalization (as defined below);

● the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;
● potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Reverse Recapitalization;
● international, national or local economic, social or political conditions that could adversely affect us and our business;
● the effectiveness of our internal controls and our corporate policies and procedures;
● the limited experience of certain members of our management team in operating a public company in the United States and Canada;
● the volatility of the market price and liquidity of the Xanadu Class B Subordinate Voting Shares;
● risks relating to any unforeseen liabilities of the Company;
● failure to obtain lender consent, industry partner and other third-party consents and approvals, when required;
● changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
● our expectations with respect to market opportunity and market growth;
● the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;
● the potential for our quantum computing technology to achieve quantum advantage;
● our ability to achieve timing and product development milestones on our product roadmap;
● our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
● expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
● our ability to obtain funding for our operations and future growth, and our future capital requirements and sources and uses of cash;
● expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy; and
● the need to obtain required approvals from regulatory authorities.
The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Quarterly Report and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in our Annual Report on Form 20-F and our filings with the U.S. Securities and Exchange Commission (the “SEC”) (www.sec.gov) and Canadian Securities Administrators (the “CSA”) (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.
Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, assumptions that none of the risks identified in our filings with the SEC (www.sec.gov) and the CSA (www.sedarplus.com) materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

WHERE YOU CAN FIND OTHER INFORMATION
Our website is www.xanadu.ai. Information contained on our website is not part of this Quarterly Report. Information we furnish or file with the SEC, including our Annual Reports on Form 20-F, Quarterly Reports and Current Reports on Form 6-K, and any amendments to or exhibits included in these reports are available for download, free of charge, on our website soon after such reports are filed with or furnished to the SEC. Our SEC filings, including exhibits furnished therewith, are also available at the SEC’s website at www.sec.gov. Our CSA filings are also available at the CSA’s website at www.sedarplus.com.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Balance Sheets
(In thousands, except for share and per share amounts)

	March 31, 2026	December 31, 2025
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$272,465	$16,164
Accounts receivable, net	3,673	9,477
Materials and supplies	6,106	8,344
Prepaid expenses and other current assets	8,173	6,229
Total current assets	290,417	40,214
Property and equipment, net	17,181	18,313
Operating right-of-use assets, net	6,607	6,949
Intangible assets, net	4,835	5,128
Total assets	$319,040	$70,604

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,903	$2,802
Accrued expenses and other current liabilities	3,278	2,191
Deferred revenue	597	544
Deferred grant income	5,229	492
Short-term operating lease liabilities	1,064	1,074
Earn-out share liabilities	7,164	—
Warrant liabilities	—	1,874
Total current liabilities	20,235	8,977
Long-term operating lease liabilities	6,795	7,185
Long-term debt	30,033	29,998
Total liabilities	$57,063	$46,160

Commitments and contingencies (note 15)

Shareholders’ equity:
Old Xanadu convertible preferred shares, no par value, 204,286,254 shares authorized, 199,930,069 issued and outstanding at December 31, 2025 (1)	$—	$213,002
Old Xanadu common shares, no par value, 336,123,821 shares authorized, 55,964,876 shares issued and outstanding at December 31, 2025 (1)	—	7,585
Common shares, unlimited Xanadu Class A Multiple Voting Shares authorized, no par value, 255,226,928 issued and outstanding; unlimited Xanadu Class B Subordinate Voting Shares authorized, no par value, 43,284,436 shares issued and outstanding at March 31, 2026	478,174	—
Additional paid-in capital	12,325	10,151
Accumulated deficit	(228,314)	(206,303)
Accumulated other comprehensive income (loss)	(208)	9
Total shareholders’ equity	$261,977	$24,444
Total liabilities and shareholders’ equity	$319,040	$70,604
(1) Old Xanadu convertible preferred shares and common shares have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to Note 3 for additional information.
Subsequent events (note 18)
On behalf of the Board of Directors

/s/ Christian Weedbrook	/s/ Michelle Reynolds
Christian Weedbrook, Chief Executive Officer and Director	Director
See accompanying notes to consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except for share and per share amounts)

	Three Months Ended March 31,
	2026	2025
Revenue	$2,832	$699

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	113	49
Research and development	17,348	10,009
General and administrative	9,759	1,912
Sales and marketing	1,401	228
Depreciation and amortization	1,617	1,277
Other operating income, net	(4,139)	(11)
Total operating expenses	26,099	13,464
Loss from operations	(23,267)	(12,765)

Other income (expense), net:
Interest income (expense), net	(190)	553
Gain on fair value of earn out share liabilities	2,833	—
Other income, net	20	7
Total other income, net	2,663	560
Net loss	$(20,604)	$(12,205)

Net loss per share, basic and diluted (1)	$(0.28)	$(0.22)
Weighted average shares outstanding (1)	72,458,652	55,649,457

Comprehensive loss:
Net loss	$(20,604)	$(12,205)
Cumulative translation adjustment	(217)	63
Net comprehensive loss	$(20,821)	$(12,142)
(1) Net loss per share and weighted average shares outstanding have been retroactively recast after giving effect to the Reverse Recapitalization.
See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands, except for share and per share amounts)

	Three months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(20,604)	$(12,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,617	1,277
Amortization of operating right of use assets	163	218
Stock-based compensation	1,408	811
Amortization of debt issuance costs	—	9
Interest accretion on long-term debt	282	200
Change in fair value of financial instruments	(1,938)	(13)

Change in operating assets and liabilities:
Accounts receivable	5,767	(93)
Material and supplies	2,144	(3,042)
Prepaid expenses and other current assets	(1,797)	(532)
Accounts payable	464	(860)
Accrued expenses and other current liabilities	836	(1,862)
Deferred revenue	63	54
Deferred grant income	4,849	—
Operating lease liabilities	(289)	(255)
Net cash used in operating activities	(7,035)	(16,293)

Cash flows from financing activities:
Proceeds from reverse recapitalization and Private Investment in Public Equity ("PIPE") transaction, net of transaction costs	263,599	—
Proceeds from exercise of stock options	534	54
Proceeds from long-term debt	228	2,185
Net cash provided by financing activities	264,361	2,239

Cash flows from investing activities:
Purchase of property and equipment	(313)	(1,263)
Purchase of intangible assets	(215)	(583)
Net cash used in investing activities	(528)	(1,846)

Effects of foreign exchange rates on cash and cash equivalents	(497)	(51)
Increase (decrease) in cash and cash equivalents	256,301	(15,951)
Cash and cash equivalents, beginning of period	16,164	77,619
Cash and cash equivalents, end of period	$272,465	$61,668

Supplemental disclosure of non-cash investing and financing activities:
Capitalized stock-based compensation	$31	$53
Purchases of property and equipment included in accounts payable	36	1,042
Conversion of Old Xanadu convertible preferred shares to Class A Multiple Voting Shares	213,003	—
Reclassification of warrant liabilities to additional paid-in capital	2,769	—
Reclassification of additional paid-in capital to share capital upon cashless exercise of warrants	1,397	—
Recognition of earn-out share liability at closing of Reverse Recapitalization	9,997	—
See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In thousands, except for share and per share amounts)

	Old Xanadu Convertible Preferred Shares		Old Xanadu Common Shares		Common Shares (Class A & B)		Total share capital	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total
	Number	Amount	Number	Amount	Number	Amount
Balance, December 31, 2025	17,718,491	$213,002	4,959,800	$7,585	—	$—	$220,587	$10,151	$(206,303)	$9	$24,444
Retroactive application of recapitalization	182,211,578	—	51,005,076		—	—	—	—	—	—	—
Balance as of December 31, 2025 as adjusted (1)	199,930,069	213,002	55,964,876	7,585	—	—	220,587	10,151	(206,303)	9	24,444
Issuance of common stock upon exchange of Old Xanadu's preferred and common stock (2)	(199,930,069)	(213,002)	(55,964,876)	(7,585)	255,894,945	220,587	—	—	—	—	—
Loss for the period	—	—	—	—	—	—	—	—	(20,604)	—	(20,604)
Stock-based compensation	—	—	—	—	—	—	—	1,439	—	—	1,439
Exercise of stock options	—	—	—	—	1,789,955	1,181	1,181	(647)	—	—	534
Reverse Recapitalization and PIPE transaction, net of transaction costs (3)	—	—	—	—	40,308,937	265,006	265,006	—	(1,407)	—	263,599
Earn-out share liability at Closing of Reverse Recapitalization	—	—	—	—	—	(9,997)	(9,997)	—	—	—	(9,997)
Conversion of Warrant Liabilities to Equity	—	—	—	—	—	—	—	2,769	—	—	2,769
Exercise of Warrants	—	—	—	—	517,527	1,397	1,397	(1,397)	—	—	—
Cumulative translation adjustment, net of tax	—	—	—	—	—	—	—	10	—	(217)	(207)
Balance, March 31, 2026	—	$—	—	$—	298,511,364	$478,174	$478,174	$12,325	$(228,314)	$(208)	$261,977
(1) The number of shares have been retroactively recast after giving effect to the Reverse Recapitalization.
(2) Refer to Note 3 for additional information on the preferred and common stock exchange.
(3) Common shares includes 1,100,000 earn-out shares (the "Earn-out Shares") issued and outstanding, but subject to forfeiture. These earn-out shares were classified within liabilities on the consolidated balance sheets as of March 31, 2026. Refer to Note 3 for additional information.

	Old Xanadu Convertible Preferred Shares		Old Xanadu Common Shares		Common Shares Class A & B		Total share capital	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total
	Number	Amount	Number	Amount
Balance, December 31, 2024 as previously reported	17,718,491	$213,002	4,924,563	$7,399	—	$—	$220,401	$5,937	$(135,636)	$(3,207)	$87,495
Retroactive application of recapitalization	182,211,578		50,642,709	—	—	—	—	—	—	—	$—
Balance as of December 31, 2024 as adjusted (1)	199,930,069	213,002	55,567,272	7,399	—	—	220,401	5,937	(135,636)	(3,207)	87,495
Loss for the period	—	—	—	—	—	—	—	—	(12,205)	—	(12,205)
Stock-based compensation	—	—	—	—	—	—	—	864	—	—	864
Exercise of stock options	—		137,683	76	—	—	76	(22)	—	—	54
Cumulative translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	63	63
Balance, March 31, 2025	199,930,069	$213,002	55,704,955	$7,475	—	$—	$220,477	$6,779	$(147,841)	$(3,144)	$76,271
(1) The number of shares has been retroactively recast after giving effect to the Reverse Recapitalization.

See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)

Note 1 - Description of business:
Xanadu Quantum Technologies Limited (the “Company” or “Xanadu”) was incorporated under the Business Corporations Act (Ontario) on October 2, 2025. The Company was formed to facilitate the merger (the “Reverse Recapitalization”) between Xanadu Quantum Technologies Inc. (“Old Xanadu”) and Crane Harbor Acquisition Corp. (“SPAC”), a special purpose acquisition company. Old Xanadu was incorporated under the Canada Business Corporations Act on December 7, 2016, and subsequently continued under the Business Corporations Act (Ontario) on October 29, 2025. The Company is headquartered in Toronto, Ontario.
On March 26, 2026, Xanadu completed its previously announced merger pursuant to the merger agreement (the "Agreement"), dated November 3, 2025, with Old Xanadu and SPAC, a Cayman Islands exempted corporation. SPAC, was incorporated on January 2, 2025, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar reverse recapitalization with one or more businesses. Upon closing, Xanadu became the parent company of both Old Xanadu and SPAC. SPAC was continued under the Business Corporations Act (Ontario) on March 20, 2026 and was renamed Xanadu Quantum Technologies Former SPAC Inc. on March 27, 2026. The Reverse Recapitalization was accounted for as a reverse recapitalization in accordance with U.S. GAAP.
Following the Reverse Capitalization, the Xanadu Class B Subordinate Voting Shares began trading on the Nasdaq and the TSX under the symbol “XNDU”.
The Company specializes in designing photonic devices and the platforms around them, including the experimentation and development of quantum computers available on the cloud with supporting software, along with quantum simulators and other related products and offerings. The Company’s mission is to build quantum computers that are useful and available to people everywhere.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements (the “Interim Financial Statements”) have been prepared on a going concern basis in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting and pursuant to the accounting and disclosure rules and regulations of the United States Securities Commission ("SEC"), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of March 31, 2026 and the results of operations and cash flows for the periods presented. Certain information or footnote disclosures, normally included in annual financial statements prepared in accordance with GAAP, have been condensed or omitted pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Operating results for the three months ended March 31, 2026 are not necessarily indicative of results that may be expected for the full year or any other period. Unless otherwise noted, these Interim Financial Statements are presented in thousands of United States (U.S.) dollars, which is also the Company’s functional currency.
The Interim Financial Statements should be read in conjunction with the Company’s audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC and Canadian Securities Administrators ("CSA") on April 9, 2026.
As discussed in Note 3, 'Reverse Recapitalization,' the Agreement was accounted for as a reverse recapitalization. Accordingly, the information presented for the year ended December 31, 2025, and the three months ended March 31, 2025, represents the results and financial position of Old Xanadu.
Basis of Consolidation
The condensed consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
All intercompany transactions and balances have been eliminated.
Use of Estimates
Xanadu’s accounting estimates and assumptions may change over time in response to risks and uncertainties. As of the date of issuance of these Interim Financial Statements, Xanadu is not aware of any specific event or circumstance that would require Xanadu to update estimates, judgments or revise the carrying value of any assets or liabilities.
Liquidity and Going Concern
The Interim Financial Statements have been prepared on a basis that assumes the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has incurred recurring net losses and negative cash flows from operations since inception.
As of March 31, 2026 and December 31, 2025, the Company had an accumulated deficit of $228,314 and $206,303, respectively. For the three months ended March 31, 2026 and 2025, the Company incurred net losses of $20,604 and $12,205, respectively, and the Company had net cash outflows from operating activities of $7,035 and $16,293, respectively.
As of March 31, 2026 and December 31, 2025, the Company had cash and cash equivalents of $272,465 and $16,164 and net working capital of $270,182 and $31,237, respectively.
On March 26, 2026, Xanadu successfully consummated its reverse recapitalization with SPAC and Old Xanadu and a concurrent PIPE investment. The Company received gross proceeds from the Reverse Recapitalization of $301,646, which includes $275,000 of PIPE financing and $26,646 of cash from the SPAC.
Based on Xanadu's current operating plan, management believes that the existing cash and cash equivalents will be sufficient to fund operations, research and development activities, and capital expenditure requirements for at least 12 months from the date these condensed consolidated financial statements are issued.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected to not opt out of such extended transition period.
Summary of Significant Accounting Policies
(a) Cash and cash equivalents:
Xanadu considers all short term highly liquid investments purchased with original maturities at their acquisition date of three months or less to be cash equivalents. Xanadu maintains its cash and investments with major financial institutions, which, at times, may exceed federally insured limits. Xanadu did not hold any cash equivalents as of March 31, 2026 and December 31, 2025.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
(b) Accounts receivable, net:
Trade receivables are non-interest bearing and represent amounts billed and currently due from customers at the gross invoiced amount as well as unbilled amounts related to unconditional rights for consideration to be received for services performed but not yet invoiced. A receivable is recorded when Xanadu has an unconditional right to receive payment. Xanadu’s accounts receivable includes trade and other types of receivables.
On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance for credit losses. This assessment is based on management’s evaluation of the aging of accounts, historical collection experience and current economic expectations. As of March 31, 2026 and December 31, 2025, Xanadu had not recorded any allowance for doubtful accounts.
(c) Materials and supplies, net:
Materials and supplies are carried at average cost and recorded in materials and supplies in the consolidated balance sheets. Materials and supplies used in research and development efforts are expensed when consumed if an alternative use exists, otherwise are expensed when incurred.
Materials and supplies are evaluated for excess quantities and obsolescence. This evaluation includes an analysis of Xanadu’s current and future strategic plans, risk of technological obsolescence, and general market conditions.
(d) Property and equipment, net:
Property and equipment are stated at acquisition cost, less accumulated depreciation and impairment. Depreciation on property and equipment is computed on a straight-line basis over the estimated useful lives of the assets at the time of acquisition. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset.
The estimated useful lives of Xanadu’s property and equipment are as follows:

Computer systems and servers	3 years
Lab equipment	7 years
Test and computer equipment	7 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Repairs and maintenance costs are expensed as incurred. Upon disposition of property and equipment, the cost and related accumulated depreciation are derecognized and any resulting gain or loss is reflected in other income (expense), net within the consolidated statements of operations and comprehensive loss.
(e) Intangible assets, net:
Xanadu’s intangible assets include patents and external software licenses, which are carried at cost less accumulated amortization and impairment. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Xanadu capitalizes costs associated with internal use software incurred during the application development stage. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software and payroll and payroll-related expenses for employees who are directly associated with and allocate time to the internal-use software project. Capitalization of such costs begins when the preliminary project stage is complete and ceases when the project is substantially complete and

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
ready for its intended purpose. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred.

Patents	3 years
Internally developed software	5 years
Third-party perpetual software licenses	3 years
(f) Impairment of long-lived assets:
Long-lived assets, including property and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset or asset group to its net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss is recognized to the extent the carrying amount of the asset or asset group exceeds its fair value. Xanadu did not recognize any impairment losses on long-lived assets for the three months ended March 31, 2026 and 2025.
(g) Foreign currency translation and transactions:
Xanadu's reporting currency is the U.S. dollar and its functional currency is the U.S. dollar. The functional currency of Xanadu's subsidiary, Old Xanadu, is the Canadian dollar. The results and financial position of the foreign subsidiaries whose functional currency is not the U.S. dollar are translated at exchange rates in effect as of the consolidated balance sheet dates for assets and liabilities and at average exchange rates for revenues and expenses for the respective periods. Translation adjustments are included as a cumulative translation adjustment in accumulated other comprehensive income (loss).
Monetary assets and liabilities that are denominated in a currency other than Xanadu's functional currency are translated into the functional currency using the exchange rates as of the consolidated balance sheet dates, and revenues and expenses are translated at the exchange rates prevailing when the transactions occurred. Gains and losses resulting from translation are recognized in other income, net in the consolidated statements of operations and comprehensive loss in the period in which they arise. Non-monetary assets and liabilities are translated at historical exchange rates.
(h) Revenue recognition:
Xanadu derives revenue primarily from: (i) professional services related to research projects, proof of concept development, and quantum education and (ii) compute and other services which includes provision of compute services, such as co-development and execution of quantum algorithms on Xanadu’s quantum computing systems, and provision, on a non-exclusive basis via access to its photonic-based hardware, of quantum-computing-as-a-service (“QCaaS”).
Revenue is recognized based on the following five step model in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers:
•Identify the contract,
•Identify the performance obligations,
•Determine the transaction price,
•Allocate the transaction price to the performance obligations, and
•Recognize revenue when (or as) the entity satisfies a performance obligation.
Xanadu enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Payment terms on

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
invoiced amounts are typically net 30 days or less. Contract durations generally range from six months to several years. A contract’s transaction price is allocated to each distinct performance obligation based on their estimated standalone selling price. Xanadu determines standalone selling price based on the observable price of a product or service when it sells the products or services separately in similar circumstances and to similar customers. Certain products and services have limited or no history of being sold on a standalone basis. In these instances, Xanadu determines standalone selling price by considering its overall pricing objectives and market conditions, including cost plus a reasonable margin. Significant pricing practices considered include Xanadu’s discounting practices, the value of the contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within the contracts.
Revenue is recognized net of taxes, which are remitted to governmental authorities.
Professional services arrangements often include a series of activities with progress billing milestones. Xanadu’s professional services constitute an activity that provides benefits that the customer receives and consumes as the services are performed. The transaction price is generally fixed and stated in the contract with the customer. Professional services revenue is recognized based on hours and, or costs incurred as appropriate. Revenue for partially completed professional service performance obligations deemed probable of being met is recognized using an input measure based on actual labor hours incurred to date relative to total estimated labor hours required to complete the project. For fixed price contracts, revenue is recognized based on the input measure noted above as control is expected to transfer over the period that the project is completed.
Xanadu has determined that its QCaaS, including non-exclusive access to photonic hardware, is a stand-ready performance obligation to provide ongoing access to its cloud-based quantum technology platform service. The transaction price generally consists of a fixed fee for a stated volume of usage to be made available over a defined period of access. Fixed fee arrangements may also include a variable component whereby customers pay additional fees for usage exceeding contractual volume as defined by the contractual agreements. The performance obligation related to the fixed fee is satisfied over time and revenue is recognized on a straight-line basis over the access period. Any additional fees relating to extra usage are recognized in the period they occur.
Xanadu’s compute services represent a performance obligation that is satisfied over-time. Revenue is recognized on a straight-line basis over the contract term.
The timing of revenue recognition, billings and cash collection may result in accounts receivable, contract assets, and deferred revenue on Xanadu’s consolidated balance sheets. A receivable is recorded in the period in which Xanadu provides services when it has an unconditional right to payment. Contract assets represent rights to consideration for services completed and revenue recognized for contracts that have not yet been invoiced to customers, which have been included within accounts receivable on the consolidated balance sheets.
Xanadu records deferred revenue when amounts are invoiced under contract terms or payments are received in advance of revenue recognition from products or services described above. Deferred revenue is recognized as and when the related performance obligations are satisfied.
Xanadu defers commission payments to employees or third parties that are direct and incremental to the acquisition of customer contracts in the period the contract is executed and are recognized into sales and marketing expense over a period consistent with the transfer of goods or services to the customer if that period is greater than one year. No such costs were incurred in the years presented.
(i) Cost of revenue:
Cost of revenue consists of direct expenses related to building specialized quantum hardware and delivering Xanadu’s services. Cost of revenue includes direct manufacturing costs, personnel-related expenses, including stock-based compensation, and overhead costs, including operating lease expenses, allocated to customer-facing

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
functions. Depreciation and amortization of quantum systems and related software are excluded from cost of revenue.
(j) Research and development:
Research and development expenses are charged to the consolidated statement of operations and comprehensive loss as incurred. Research and development expenses are comprised of costs in performing research and development activities and include personnel-related costs, process development costs, chip fabrication costs, consulting fees, lab materials, software costs, cloud computing costs, and other related costs.
Where tangible assets or software to be used in research and development activities is constructed by Xanadu or acquired, the costs are expensed as incurred unless those assets have an alternative future use. When assets with alternative future use are consumed in research and development activities they are recorded as research and development expenses.
(k) Stock-based compensation:
Xanadu accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Equity-settled stock based payments to employees and others providing similar services are recognized as stock-based compensation expense based on the fair value of the equity instruments at the grant date. Stock-based compensation expense is recognized over the requisite service period on a straight-line basis, with a corresponding increase in additional paid-in capital within shareholders’ equity. Xanadu recognizes forfeitures as they occur.
(l) Investment tax credits and government assistance:
Refundable investment tax credits (“ITCs”) pursuant to the Scientific Research and Experimental Development (“SR&ED”) program and other government assistance including grants and wage subsidies related to current expenditures are recorded as other operating income, net within the consolidated statements of operations and comprehensive loss. Non-refundable investment tax credits are recorded as a reduction in income tax expense. Xanadu accounts for investment tax credits and government grants and subsidies by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosures of Government Assistance. The investment tax credits, and government grants and subsidies are recognized in income in the period when the related expenditure is recognized as an expense provided there is reasonable assurance that Xanadu has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance or credit. Government grants and assistance related to capitalized expenditures are recognized as a reduction to the carrying amount of the related asset.
(m) Net loss per share:
Basic net loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares outstanding during each period. Xanadu’s potentially dilutive securities include outstanding stock options and other equity compensation securities, Earn-out Shares and warrants. Diluted net loss per share gives effect to all potentially dilutive securities, assuming that such shares were outstanding and dilutive during each period, except when the inclusion of the potentially dilutive securities would have an anti-dilutive effect. Xanadu applies the two-class method when computing net loss per share, as Xanadu has issued shares that meet the definition of participating securities. The two-class method allocates earnings between common shareholders and holders of participating securities.
(n) Fair value measurement:
Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The inputs to these methodologies consider market comparable information, taking into account the principal or most advantageous

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
market in which Xanadu would transact. The fair value hierarchy prioritizes which inputs should be used in measuring fair value and requires the use of observable market data when available. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs, and a financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement:
● Level 1: Quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement.
● Level 2: Inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
● Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.
(o) Concentration of credit risk:
Financial instruments that potentially subject Xanadu to concentration of credit risk principally consist of cash and cash equivalents and accounts receivable. Xanadu’s policy is to place its cash and cash equivalents with major financial institutions to limit the amount of credit exposure. For Xanadu’s accounts receivable and grants receivable, credit risk is dependent upon the financial stability of individual customers or government entity. Xanadu performs ongoing evaluations of its customers’ and grantor’s financial condition and does not have a history of material credit losses. Refer to Note 12 for additional information about Xanadu’s significant customers. Other receivables represent an insignificant part of Xanadu’s financial position.
(p) Earn-out Shares:
In accordance with ASC 815 - "Derivatives and Hedging", unvested Earn-out Shares (as discussed in Note 3 below) are classified as a liability because they are not considered to be indexed to the Company’s common shares. The Company will re-measure the earn-out shares to fair value at each reporting period with the changes recognized as a gain (loss) on the fair value of earn-out liabilities on the consolidated statement of operations and comprehensive loss. Upon issuance and release of the shares after each triggering event (as described in Note 3) is met, the related Earn-out Shares will be remeasured to fair value at that time with the changes recognized as a gain (loss) on the fair value of earn-out liabilities on the consolidated statement of operations and comprehensive loss, and the Earn-out Shares will be reclassed to shareholders’ equity on the consolidated balance sheet.
(q) Warrants:
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815 - "Derivatives and Hedging". For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-measured at each reporting date, with changes in the fair value reported in the consolidated statement of operations and comprehensive loss. For financial instruments that meet the requirements for equity classification, the instruments are recorded at their fair value at the date of issuance or reclassification and are not subsequently remeasured. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period.
Note 3 - Reverse Recapitalization
As discussed in Note 1, Xanadu entered into the Agreement on November 3, 2025 with SPAC and Old Xanadu. The Reverse Recapitalization closed on March 26, 2026 (the "Closing Date"). At the closing of the transactions contemplated by the Agreement (the "Closing"), Xanadu had three authorized classes of shares, multiple voting shares (“Xanadu Class A Multiple Voting Shares”), subordinate voting shares (“Xanadu Class B Subordinate Voting

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Shares”) and preferred shares (“Xanadu Preferred Shares”) issuable in series, of which only Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares were issued and outstanding.
Immediately prior to the effective time of the Reverse Recapitalization, the following occurred:
•Preferred Share Exchange: Each then issued and outstanding preferred share in the capital of Old Xanadu was converted into and exchanged for one voting common share in the capital of Old Xanadu (each, an "Old Xanadu Voting Common Share").
•Recapitalization and Share Exchange: Each outstanding Old Xanadu Voting Common Share (including those issued upon the preferred share exchange) was transferred to the Company in exchange for a multiple voting share in the capital of Xanadu (each, a "Xanadu Class A Multiple Voting Share") based on an exchange ratio of 11.28 (the "Exchange Ratio"). Each outstanding non-voting common share in the capital of Old Xanadu (each, an "Old Xanadu Non-Voting Common Share") was transferred to the Company in exchange for a subordinate voting share in the capital of Xanadu (each, a "Xanadu Class B Subordinate Voting Share") based on the same Exchange Ratio.
•Equity Award Exchange: Each Old Xanadu voting option outstanding (whether vested or unvested) was exchanged for an option to purchase Xanadu Class A Multiple Voting Shares (each, a “Xanadu Class A Multiple Voting Share Option”). Each Old Xanadu non-voting option outstanding (whether vested or unvested) was exchanged for an option to purchase Xanadu Class B Subordinate Voting Shares (each, a “Xanadu Class B Subordinate Voting Share Option"). The number of Xanadu shares subject to each new option was determined by multiplying the number of Old Xanadu common shares subject to the original option by the Exchange Ratio (rounded down to the nearest whole share). The per-share exercise price for the new options was determined by dividing the prior exercise price by the Exchange Ratio. The strike price was converted from Canadian dollars to U.S. dollars to align with the trading of the Xanadu Class B Subordinate Voting Shares on the Nasdaq market.
•Warrant Exercise and Exchange: The Old Xanadu SFTrust Warrants and RBC Warrants (as defined below) outstanding immediately prior to the closing of the Reverse Recapitalization were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares ("MVS Warrants") and Xanadu Class B Subordinate Voting Shares ("SVS Warrants") based on the Exchange Ratio and a U.S. dollar denominated strike price. The Old Xanadu SFTrust Warrants were exchanged for warrants exercisable for 383,645 Xanadu Class A Multiple Voting Shares at a price of $0.02 per share and 136,329 Xanadu Class A Multiple Voting Shares at a price of $0.15 per share. Subsequently, on March 30, 2026, holders exercised the SFTrust Warrants on a net basis, resulting in 517,527 of these warrants being exchanged for Xanadu Class A Multiple Voting Shares on a cashless basis. The Old Xanadu RBC Warrants (as defined below) were exchanged for 157,960 warrants to purchase Xanadu Class B Subordinate Voting Shares at a price of $1.15 per share warrants to purchase Xanadu Class B Subordinate Voting Shares ("SVS Warrants").
•PIPE Financing: Xanadu issued and sold 27.5 million Xanadu Class B Subordinate Voting Shares to investors in the PIPE ("PIPE Investors") at a price of $10.00 per share for aggregate gross proceeds of $275,000.
•Sponsor Earn-out Shares: Crane Harbor Sponsor, LLC (the "SPAC Sponsor") subjected 1,100,000 Xanadu Class B Subordinate Voting Shares to an earn-out arrangement ("Earn-out Shares"), which were classified as a liability recognized at fair value.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Below are the shares outstanding immediately following the Reverse Recapitalization and PIPE investment:

	Shares	% of Voting
Old Xanadu Shareholders	257,684,899	86.5%
PIPE Investors	27,500,000	9.2%
SPAC Public Shareholders	3,211,605	1.0%
SPAC Private Placement Shareholders	2,264,000	0.8%
SPAC Sponsor Shares (1)	7,333,333	2.5%
Total Common Shares by Shareholder	297,993,837	100.0%

Xanadu Class A Multiple Voting Shares	254,709,401	85.5%
Xanadu Class B Subordinate Voting Shares (1)	43,284,436	14.5%
Total Common Shares by Class	297,993,837	100.0%
(1) Includes 1,100,000 Earn-out Shares subject to forfeiture. Refer to the section below for additional information.
Shares on a fully-diluted basis immediately following the Reverse Recapitalization and PIPE investment were:

	Shares	% of Voting
Old Xanadu Shareholders	257,684,899	74.5%
Old Xanadu Options	47,360,480	13.7%
Old Xanadu Warrants	677,934	0.2%
PIPE Investors	27,500,000	7.9%
SPAC Public Shareholders	3,211,605	0.9%
SPAC Private Placement Shareholders	2,264,000	0.7%
SPAC Sponsor Shares (1)	7,333,333	2.1%
Total Fully Diluted Shares	346,032,251	100.0%
(1) Includes 1,100,000 Earn-out Shares subject to forfeiture. Refer to the section below for additional information.
Gross proceeds from the Reverse Recapitalization were $301,646, which includes $275,000 of PIPE financing and $26,646 from SPAC. The Company incurred $52,157 in total costs related to the Reverse Recapitalization and PIPE financing, of which $37,915 were costs directly related to the issuance of shares, of which $1,264 was allocated to the issuance of the earn out shares, and thus expensed to the consolidated statement of operations and comprehensive loss, and the remaining $36,651 was recorded against share capital. These direct transaction costs consist primarily of legal, accounting, advisory, and other professional fees and were deducted from proceeds of the Reverse Recapitalization and PIPE financing, the net of which is recorded in common shares on the consolidated balance sheet. Total indirect and incremental transaction costs resulting from the Reverse Recapitalization were $15,506 of which $5,465 was expensed to the consolidated statement of operations and comprehensive income for three months ended March 31, 2026.
The Reverse Recapitalization was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, SPAC was treated as the 'acquired' company and Old Xanadu was treated as the accounting acquirer for financial reporting purposes. Accordingly, the consolidated financial statements represent the continuation of the financial statements of Old Xanadu, with the Reverse Recapitalization being treated as the equivalent of Xanadu issuing shares for the net assets of SPAC, accompanied by a recapitalization. The net assets of SPAC are stated at historical cost, with no goodwill or other intangible assets recorded. Historical retained earnings

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
(accumulated deficit) was carried forward following completion of the Reverse Recapitalization and the shareholder's equity of Xanadu is presented based on historical equity of Old Xanadu, recast to reflect that Reverse Recapitalization.
Earn-Out Shares
Prior to the Reverse Recapitalization, the SPAC Sponsor was the holder of 7,333,333 Class B shares in SPAC (the "SPAC Class B Shares"). Pursuant to the terms of the Plan of Arrangement, the SPAC Class B Shares were exchanged for Xanadu Class B Subordinate Voting Shares. The SPAC Sponsor subjected 1,100,000 Xanadu Class B Subordinate Voting Shares it received in the transactions contemplated by the Reverse Recapitalization, to an earn-out based on the price of the Xanadu Class B Subordinate Voting Shares as follows:
Following the Closing, at any time during the period following the Closing and expiring on the fourth anniversary of the Closing Date (the “Vesting Term”),
(i)  550,000 of the Earn-Out Shares shall be forfeited by the SPAC Sponsor for no consideration if the share price of Xanadu Class B Subordinate Voting Shares is not at least $12.50 per Xanadu Class B Subordinate Voting Shares for 20 trading days within any 30 consecutive trading day period during the Vesting Term, and
(ii) 550,000 additional Earn-Out Shares shall be forfeited by the SPAC Sponsor for no consideration if the share price of Xanadu Class B Subordinate Voting Shares is not at least $15.00 per Xanadu Class B Subordinate Voting Shares for 20 trading days within any 30 consecutive trading day period during the Vesting Term provided.
Vesting is not subject to any employment conditions of the holder of the Earn-Out Shares. However, in the event of (A) a merger, amalgamation, arrangement, consolidation or other business combination involving Xanadu, (B) a sale of all or substantially all of the assets of Xanadu, or (C) any other transaction or series of related transactions as a result of which the holders of Xanadu Class B Subordinate Voting Shares immediately prior to such transaction cease to own at least a majority of the outstanding Xanadu Class B Subordinate Voting Shares or its successor entity, in any case, during the Vesting Term, then, immediately prior to the consummation of such transaction, any and all Earn-Out Shares shall become fully vested and shall no longer be subject to forfeiture under the Reverse Recapitalization Agreement and sponsor letter agreement entered into on November 3, 2025 between the SPAC Sponsor, SPAC, Old Xanadu and Xanadu.
The Earn-out Shares are classified as liabilities in our consolidated balance sheet as of March 31, 2026 and are re-measured at fair value each period-end through to settlement.
As of the closing of the Reverse Recapitalization, the Earn-out Shares had a fair value of $9,997. As of March 31, 2026, the Earn-out Shares had a fair value of $7,164, with the changes in the fair value between the Closing Date and March 31, 2026 of $2,833 recognized as a gain on fair value of earn-out liabilities within the consolidated statements of operations and comprehensive loss. Additionally, the Company incurred $1,264 in costs related to the issuance of the Earn-out Shares, which was recorded to general and administrative operating expenses on the consolidated statement of operations and comprehensive loss. See Note 11 for additional information.
As of March 31, 2026, none of the triggering events have occurred; however, on May 11, 2026, certain triggering events were achieved, resulting in the vesting of 550,000 shares. Refer to Note 18 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Note 4 - Accounts Receivable, net:
The Company’s accounts receivable include trade and other receivables as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Trade receivable	$102	$100
Other receivables	53	86
Grant receivable	—	5,011
Contract assets	1,860	1,499
Sales tax receivable	1,658	963
Deferred transaction costs	—	1,818
Total	$3,673	$9,477
The Company had no allowance for doubtful accounts as of March 31, 2026 and December 31, 2025.
Note 5 - Prepaid expenses and other current assets:
Prepaid expenses and other current assets are comprised of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Prepaid materials and supplies	$4,772	$3,675
Prepaid professional services	92	154
Other prepaid expenses and current assets	3,309	2,400
Total	$8,173	$6,229
Note 6 - Accrued expenses and other current liabilities:
Accrued expenses and other current liabilities are comprised of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Accrued salaries and other payroll liabilities	$305	$36
Accrued professional services	2,383	1,962
Other accrued expenses and current liabilities	590	193
Total	$3,278	$2,191
The majority of other accrued expenses and current liabilities relate to research and development (“R&D”) consumables received by the Company but not yet billed by the suppliers.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Note 7 - Property and Equipment, Net:
Property and equipment, net consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Computer systems and servers	$1,124	$1,083
Test and computer equipment	16,831	16,988
Lab equipment	9,565	9,604
Furniture and fixtures	281	286
Leasehold improvements	3,576	3,637
Total	$31,377	$31,598
Less: Accumulated depreciation	(14,196)	(13,285)
Property and equipment, net	$17,181	$18,313
During the three months ended March 31, 2026 and 2025, the Company recognized depreciation expense of $1,152 and $946 related to property and equipment, respectively.
Note 8 - Intangible Assets, Net:
Intangible assets, net consisted of the following as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026
	Cost	Accumulated Amortization	Net Book Value
Patents	$2,323	$(1,473)	$850
Internally developed software	7,565	(3,632)	3,933
External software licenses	188	(136)	52
Total	$10,076	$(5,241)	$4,835

	As of December 31, 2025
	Cost	Accumulated Amortization	Net Book Value
Patents	$2,226	$(1,383)	$843
Internally developed software	7,586	(3,352)	4,234
External software licenses	180	(129)	51
Total	$9,992	$(4,864)	$5,128
During the three months ended March 31, 2026 and 2025, the Company recognized amortization expense of $465 and $331 related to intangible assets, respectively.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Note 9 - Long-term debt:
As of March 31, 2026 and December 31, 2025, the Company’s long-term debt is comprised of the SIF Loan (as defined below) and the FedDev Loan (as defined below) as follows:

	March 31, 2026	December 31, 2025
SIF Loan	$27,612	$27,536
FedDev Loan	2,421	2,462
Total long-term debt	$30,033	$29,998
SIF Loan
Under the Strategic Innovation Fund Agreement, by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Industry, as amended (the "SIF Loan"), SIF is committed to provide the Company contributions up to C$40,000 contingent on the Company incurring defined eligible expenditures. Contributions from SIF shall be used for the development of photonic-based, fault-tolerant quantum computers, including projects involving the adaptation of research findings for commercial applications, development of current products through the implementation of new or incremental technology, and development of process improvements which reduce the environmental footprint of current production. As of March 31, 2026 and December 31, 2025, the Company has received C$36,000 and C$35,682 in total funding from SIF, respectively.
Principal and interest amounts to be repaid under the SIF Loan are determined using a revenue-based formula and are capped at 150% of the principal amount. Repayments are due in up to 20 annual installments, commencing on April 30, 2028. If the total of the 20 revenue-based annual installments is less than the principal amount, any remaining repayment obligation will be forgiven.
The SIF Loan includes certain covenants requiring the Company to support high-skilled jobs in Canada, collaborate with Canadian institutions and small and medium-sized Canadian-based enterprises, and invest in R&D within Canada. Repayments of the SIF Loan can also be triggered upon default on loan covenants in the agreement, termination of the agreement, or upon a change of control that has not been approved by the Government of Canada. Old Xanadu determined the Reverse Recapitalization did not constitute a change in control as defined in the SIF Loan and no approvals were required by the Government of Canada. As of March 31, 2026, the Company was in compliance with all events that would trigger default or termination of the agreement.
The Company accounts for the SIF Loan as a liability on the Company’s consolidated balance sheets in accordance with ASC 470-10-25, Sales of Future Revenues. The SIF Loan is initially measured at face value and subsequently amortized using the effective interest method, which includes accrued interest expense over the estimated term of the SIF Loan. The amortization schedule is based on projected cash flows derived from the Company’s long-term revenue forecast. Subsequent changes in forecasted cash flows will be accounted for under the retrospective method, which entails a new effective interest rate being computed each period based on the original proceeds received, actual cash flows to date, and the revised estimate of remaining cash flows. The new discount rate is then used to adjust the carrying value of the debt to the present value of the revised cash flows, discounted at the new effective interest rate. The offset is recognized in interest income (expense), net. As the SIF Loan originated through a government program, a market rate of interest is not imputed in accordance with the scope limitations of ASC 835.
As of March 31, 2026 and December 31, 2025, the Company determined a weighted average effective interest rate of 4.68% and 4.69%, respectively, based on the most recent revenue projections at each reporting date. During the three months ended March 31, 2026 and 2025, the Company recognized $312 and $198 of interest expense, respectively, related to the SIF Loan, inclusive of foreign exchange, within interest income (expense), net in the consolidated statements of operations and comprehensive loss.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
The following table summarizes the changes in the carrying value of the SIF Loan for the three months ended March 31, 2026:

Balance as of December 31, 2025	$27,536
Changes due to foreign exchange rates, net of contributions received	(206)
Interest expense, net of changes in foreign exchange rates	282
Balance as of March 31, 2026	$27,612
As of March 31, 2026, the Company has classified the SIF Loan as non-current as repayments will not commence within the 12 months following the balance sheet date.
FedDev Loan
Under the regional quantum initiative contribution agreement between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Federal Economic Development Agency for Southern Ontario (the “FedDev Loan"), an aggregate principal amount of C$3,750 is made available to the Company based on the Company’s incurrence of eligible expenditures. Proceeds from the FedDev Loan shall be used to advance and commercialize the Company’s quantum products. The Company had received C$3,375 in gross proceeds from the FedDev Loan at March 31, 2026 and December 31, 2025.
The FedDev Loan is repayable in 60 monthly installments commencing on April 1, 2027. As the FedDev Loan originated through a government program with regulated interest, a market rate of interest is not imputed in accordance with the scope exclusions of ASC 835.
The FedDev Loan includes certain event of defaults, including if the Company fails to meet the objectives or milestones outlined in the agreement. Repayment of the FedDev Loan can also be triggered upon default of the agreement. As of March 31, 2026, the Company is not aware of any events that would trigger default of the agreement.
The following table summarizes the changes in the carrying value of the FedDev Loan for the three months ended March 31, 2026:

Balance as of December 31, 2025	$2,462
Changes due to foreign exchange rates	(41)
Balance as of March 31, 2026	$2,421
No contributions were received on the FedDev Loan for the three months ended March 31, 2026. As of March 31, 2026, the Company has classified the FedDev Loan as non-current as repayments will not commence within the 12 months following the balance sheet date.
Note 10 - Warrant Liabilities:
As of December 31, 2025, the Company’s warrant liabilities were comprised of the SFTrust Warrants (as defined below) and RBC Warrants (as defined below). The carrying value of the warrant liabilities as of March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
MVS Warrants (previously SFTrust Warrants)	$—	$915
SVS Warrants (previously RBC Warrants)	—	959
Total warrant liabilities	$—	$1,874

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)

The fair value of the Company’s warrant liabilities is estimated using a Black-Scholes option pricing model. Inherent in a Black-Scholes option pricing model are assumptions related to the fair value of the underlying common shares, expected stock-price volatility, expected term, risk-free interest rate and dividend yield.
MVS Warrants (previously SFTrust Warrants)
Background
In 2018, 34,000 warrants were issued to Silicon Valley Bank ("2018 SFTrust Warrants"). The 2018 SFTrust Warrants were issued with an exercise price of C$0.29 per share and a ten year term from their original issuance. The fair value of the 2018 SFTrust Warrants on their respective grant dates were recognized within additional paid-in capital with an offset to debt issuance costs.
In connection with the 2021 amendment, Silicon Valley Bank was issued warrants to purchase 24,164 voting common shares of Old Xanadu representing 0.1% of the fully diluted shares, post Series B financing in 2021 ("Series B Financing"), per the terms of the Silicon Valley Bank loan agreement, on the same terms and conditions as established for other common shareholders ("2021 SFTrust Warrants", and together with the 2018 SFTrust Warrants, "SFTrust Warrants"). Half of the 2021 SFTrust Warrants vested immediately upon entering into the amendment with the other half vesting upon the draw of the Silicon Valley Bank term loan (the "SVB Term Loan") exceeding $5,000. Upon issuance, all 12,082 vested SFTrust Warrants had an exercise price of $1.69 per share and a 12-year term from their original issuance. 12,082 of the SFTrust Warrants have expired because Old Xanadu did not draw more than $5,000 of the SVB Term Loan prior to its full repayment and extinguishment on April 30, 2023.
Warrant Exchange and Reclassification to Equity
As of December 31, 2025 and immediately prior to the Reverse Recapitalization on March 26, 2026, there were 46,082 SFTrust Warrants issued and outstanding classified as liabilities on the consolidated balance sheets. Immediately prior to the Reverse Recapitalization, these SFTrust Warrants were exchanged for 519,974 warrants to purchase Xanadu Class A Multiple Voting Shares based on the Exchange Ratio established in the Reverse Recapitalization and a U.S. dollar denominated strike price ("MVS Warrants"). Upon exchange, Xanadu issued MVS warrants exercisable for 383,645 Xanadu Class A Multiple Voting Shares at a price of $0.02 per share and warrants exercisable for 136,329 Class A Multiple Voting Shares at a price of $0.15 per share.
Upon the Closing and the subsequent dual-listing of the Company's shares on the Nasdaq and the TSX, the Company re-evaluated the MVS Warrants under ASC 815-40, Contracts in Entity’s Own Equity. Management determined that the MVS Warrants meet the requirements for equity classification as they are now considered indexed to the Company’s own shares.
Warrant Exercise
On March 30, 2026, following the reclassification to equity, the holder of the outstanding MVS Warrants elected to settle the instruments through a cashless net exercise feature. Pursuant to the terms of the warrant agreement, the holder surrendered 2,447 MVS warrants to cover the aggregate exercise price, resulting in the issuance of 517,527 Xanadu Class A Multiple Voting Shares. In connection with this exercise, $1,397 was reclassified from additional paid in capital to share capital.
As of March 31, 2026, all MVS Warrants were exercised. As of December 31, 2025, the MVS Warrants had a fair value of $915, which was included as a current liability on the consolidated balance sheets.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)

SVS Warrants (previously RBC Warrants)
Background
On May 23, 2023, the Company signed a credit agreement with the Royal Bank of Canada (“RBC”) for a maximum principal amount of $25,000 (the “RBC Term Loan”). In connection with the RBC Term Loan, RBC was issued warrants to purchase 13,999 non-voting common shares of the Company on the same terms and conditions as established for other common shareholders (the “RBC Warrants”). The RBC Warrants were issued with an exercise price of $12.94 per share and a 12-year term from their original issuance.
Warrant Exchange
As of December 31, 2025 and immediately prior to the Reverse Recapitalization on March 26, 2026, there were 13,999 RBC Warrants issued and outstanding. Upon the Closing, these RBC Warrants were exchanged for 157,960 SVS Warrants to purchase Class B Subordinate Voting Shares based on the Exchange Ratio established in the Reverse Recapitalization and a U.S. dollar denominated strike price of $1.15 per share. Under ASC 815-40, as part of the Reverse Recapitalization the Company determined that the SVS Warrants qualify for equity classification. Accordingly, the warrant liability balance was remeasured and subsequently reclassified to additional paid in capital in the first quarter of 2026, with no further remeasurement required.
Accordingly, the MVS and SVS Warrants were remeasured to a final fair value as of the reclassification date, resulting in a net loss of $895 recorded within other operating income, net for the three months ended March 31, 2026. Following this final remeasurement, the warrant liability balance of $2,769 was reclassified to additional-paid-in capital, and the warrants are no longer subject to remeasurement.
Note 11 - Fair Value Measurement:
The following is a listing of the Company's assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the fair value hierarchy as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
	Fair value	Carrying amount	Fair value	Carrying amount
Warrant liabilities – Level 3	$—	$—	$1,874	$1,874
Earn-out share liabilities - Level 3	7,164	7,164	—	—
SIF Loan – Level 3	23,493	27,612	23,609	27,536
FedDev Loan – Level 2	2,421	2,421	2,462	2,462
The following summarizes the change in fair value of the Company’s warrant and earn-out share liabilities for the three months ended March 31, 2026:

	Warrant Liability	Earn out Share Liability	Total
Fair value as of December 31, 2025	$1,874	$—	$1,874
Establishment of earn out share liabilities	—	9,997	9,997
Change in estimated fair value, net of changes in foreign exchange rates (1)	895	(2,833)	(1,938)
Reclassification of warrant liability to equity	(2,769)	—	(2,769)
Fair value as of March 31, 2026	$—	$7,164	$7,164

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
(1) Changes in fair value of warrant liabilities have been recognized within other operating income, net and changes in earn-out liabilities have been recognized in gain on fair value of earn-out share liabilities in the consolidated statements of operations and comprehensive loss.
The fair values of the Company’s long-term debt, including the SIF Loan and FedDev Loan, are estimated based on discounting future cash flows at currently available interest rates with comparable terms. The fair value measurement of the SIF Loan is considered a Level 3 valuation as it is based on a significant unobservable input related to the projected timing and amount of future revenues which determine expected future repayments.
Valuation of the Earn out Share Liability
The Company valued the earn out share liability using a Monte Carlo simulation which includes Level 3 unobservable inputs on the initial valuation date (March 26, 2026) and March 31, 2026. The following table summarizes the significant inputs:

	As of:
	March 26, 2026	March 31, 2026
Share Price	$10.00	$7.66
Expected Volatility	80%	80%
Risk-free interest rate	4.00%	3.83%
Remaining term (in years)	4.00	3.99

Note 12 - Revenue Recognition:
Disaggregation of revenue
The Company’s revenue disaggregated by revenue source is as follows for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Professional services	$2,832	$532
Compute and other services	—	167
Total revenue	$2,832	$699
The following summarizes the Company’s revenue by geography for the three months ended March 31, 2026 and 2025, based on customer location:

	Three months ended March 31,
	2026	2025
Canada	$72	$378
United States	2,513	224
Rest of world (1)	247	97
Total revenue	$2,832	$699
(1) Rest of world includes countries where revenue from a single country is not greater than 10% of the Company’s total consolidated revenue for the three months ended March 31, 2026 and 2025, respectively.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Contract balances
The Company had contract assets totaling $1,860 and $1,499 as of March 31, 2026 and December 31, 2025, respectively, which are included within accounts receivable in the consolidated balance sheets.
The Company had deferred revenue (or contract liabilities) totaling $597 and $544 as of March 31, 2026 and December 31, 2025, respectively, all of which was current.
During the three months ended March 31, 2026 and 2025, we recognized $326 and $155, respectively of revenue, which was included in deferred revenue at the beginning of the respective periods.
Transaction price allocated to remaining performance obligations
As of March 31, 2026, approximately $3,139 of revenue is expected to be recognized from remaining performance obligations on existing contracts, of which 99% is expected to be recognized in the next 12 months.
Significant customers
The following summarizes the percentage of revenue from significant customers which accounted for 10% or more of total revenue for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Customer 1	72%	—
Customer 2	—	35%
Customer 3	—	19%
Customer 4	—	11%
Customer 5	—	10%
As of March 31, 2026, none of the outstanding customers had a receivables balance that exceeded 10% of the total trade and other receivables balance.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Note 13 - Shareholders’ Equity:
Common shares
Authorized Capital
As of March 31, 2026, the Company had two classes of common shares - Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares. Our authorized share capital consists of an unlimited number of Class A Multiple Voting Shares and an unlimited number of Xanadu Class B Subordinate Voting Shares, each without a par value.
Voting Rights
Holders of Xanadu Class A Multiple Voting Shares are entitled to ten votes per share and holders of Xanadu Class B Subordinate Voting Shares are entitled to one vote per share on all matters upon which shareholders are entitled to vote.
Conversion Rights
Each Xanadu Class A Multiple Voting Share is convertible at any time, at the option of the holder, into one Xanadu Class B Subordinate Voting Share. Additionally, Xanadu Class A Multiple Voting Shares will automatically convert into Xanadu Class B Subordinate Voting Shares upon any transfer (as defined in the articles of incorporation), subject to certain limited exceptions for permitted holders as outlined in the Company's articles of incorporation (as amended).
Dividend and Liquidation Rights
The Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares rank pari passu with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution, or winding up of the Company. No dividend may be declared or paid on the Xanadu Class A Multiple Voting Shares unless a dividend of the same amount and type is simultaneously declared or paid on the Xanadu Class B Subordinate Voting Shares.
The following table summarizes the number and amount of each class of common shares issued and outstanding as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Issued and Outstanding	Amount
Class A Multiple Voting shares	255,226,928	$221,495
Class B Subordinate Voting shares	43,284,436	256,679
Total Common Shares	298,511,364	$478,174

	December 31, 2025 As Adjusted (1)
	Issued and Outstanding	Amount
Old Xanadu Convertible Preferred Shares	199,930,069	$213,002
Old Xanadu Voting and Non-Voting Common Shares	55,964,876	7,585
Total Old Xanadu Preferred and Common Shares	255,894,945	$220,587
(1) Shares have been recast to reflect the Exchange Ratio.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
The following table summarizes the changes in issued and outstanding common shares and share capital by class for the three months ended March 31, 2026:

	Old Xanadu Convertible Preferred Shares		Old Xanadu Common Shares		Class A Multiple Voting Shares		Class B Subordinate Voting Shares and Share Capital		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Balance as of December 31, 2025 as adjusted (1)	199,930,069	$213,002	55,964,876	$7,585	—	$—	—	$—	255,894,945	$220,587
Issuance upon exercise of stock options	—	—	—	—	—	—	1,789,955	1,181	1,789,955	1,181
Issuance of common stock upon exchange of Old Xanadu's preferred and common stock	(199,930,069)	(213,002)	(55,964,876)	(7,585)	254,709,401	220,098	1,185,544	489	—	—
Reverse Recapitalization and PIPE transaction, net of transaction costs	—	—	—	—	—	—	40,308,937	265,006	40,308,937	265,006
Earn-out share liability at Closing of Reverse Recapitalization	—	—	—	—	—	—	—	(9,997)	—	(9,997)
Warrant Exercise	—	—	—	—	517,527	1,397	—	—	517,527	1,397
Balance as of March 31, 2026	—	—	—	—	255,226,928	$221,495	43,284,436	$256,679	298,511,364	$478,174
(1) Refer to note in the table above for information related to the prior period recast.
Preferred Shares
We have an unlimited amount of authorized Xanadu Preferred Shares, with no par value. As of March 31, 2026 and December 31, 2025 there were no Xanadu Preferred Shares issued and outstanding.
Warrants to Purchase Common Shares
In connection with the Closing on March 26, 2026, the SFTrust Warrants were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares and the RBC Warrants were exchanged for warrants to purchase Xanadu Class B Subordinate Voting Shares.
The SFTrust Warrants were exchanged for 519,974 warrants to purchase Xanadu Class A Multiple Voting Shares and the RBC Warrants were exchanged for 157,960 warrants to purchase Xanadu Class B Subordinate Voting Shares, resulting in a total of 677,934 warrants exchanged in the transaction.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Note 14 - Stock-based Compensation:
Old Xanadu Long Term Incentive Plan
Upon the Closing of the Reverse Recapitalization, each outstanding option to purchase Old Xanadu Voting Common Shares, under the Company's 2017 Equity Incentive Plan (the "2017 Plan") and the 2018 Equity Incentive Plan (the "2018 Plan"), was exchanged for a Xanadu Class A Multiple Voting Share Option, and each option to purchase Old Xanadu Non-Voting Common Shares was exchanged for a Xanadu Class B Subordinate Voting Share Option.
The number of Xanadu shares subject to each assumed option was determined by multiplying the number of Old Xanadu common shares subject to the original option by the Exchange Ratio (rounded down to the nearest whole share). The per-share exercise price was determined by dividing the prior exercise price by the Exchange Ratio and rounded pursuant to the Plan of Arrangement. All other terms and conditions, including vesting schedules and expiration terms, remain unchanged. As of the Closing, the strike price was converted from Canadian dollars to U.S. dollars to align with the trading of the Xanadu Class B Subordinate Voting Shares on the Nasdaq market.
The Board of Directors of Old Xanadu authorized the grant of restricted shares and stock options for up to 1,393,773 non-voting common shares under the Company’s 2017 Plan and 5,749,323 non-voting common shares under the 2018 Plan. After giving effect to the Exchange Ratio, these authorizations represent 15,726,911 and 64,873,614 adjusted shares, respectively.
The options granted to date under the 2017 Plan and 2018 Plan have a service condition with the following vesting terms: (a) 25% of the options granted vest on a date that is one year after the date the service period begins and (b) the remaining unvested options vest in equal monthly installments for an additional 36 months.
Options generally expire 10 years from the original grant date or 90 days from an employee’s termination date. However, the Company has granted expiration extensions to certain terminated employees to June 30, 2026 and in one instance, to November 27, 2026.
With the Closing of the Reverse Recapitalization in the first quarter of 2026, no new equity awards will be granted under the 2017 Plan and the 2018 Plan. In connection with the Reverse Recapitalization, new grants will be issued under the Omnibus Long Term Incentive Plan described below.
As of March 31, 2026, all options have been granted under the 2017 Plan and 17,635,998 options remain outstanding under the 2018 Plan.
Omnibus Long Term Incentive Plan
The Company’s Board of Directors adopted the Xanadu Omnibus Long Term Incentive Plan (the "Omnibus Plan") in connection with the Closing of the Reverse Recapitalization. The Omnibus Plan reserves an amount of Xanadu shares for grant equal to 15% of the Xanadu shares issued and outstanding from time to time. The Company's equity awards corresponding to Old Xanadu equity awards do not reduce the number of shares available for issuance under the Omnibus Plan. The Omnibus Plan permits the grant of several award types, including:
•Stock Options (Incentive Stock Options and Non-Qualified Stock Options).
•Share Appreciation Rights (SARs),
•Restricted Share Units (RSUs) and Performance Share Units (PSUs) and;
•Deferred Share Units (DSUs).
No awards have been granted as of March 31, 2026 under the Omnibus Plan.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
The following is a summary of the Company’s stock options activity (as adjusted for the Exchange Ratio) during the three months ended March 31, 2026 (1):

	Number of Options	Weighted average exercise price (USD)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (USD)
Balance as of December 31, 2025 (1)	49,486,556	$1.19	6.65	$290,074
Granted (1)	—	—
Exercised (1)	1,920,273	0.65
Expired and forfeited (1)	328,667	1.52
Balance as of March 31, 2026 (2)	47,237,616	$1.21	6.45	$304,683
Exercisable as of March 31, 2026	31,038,814	$0.09	7.57	$234,840
Unvested as of March 31, 2026	16,198,802	$3.02	4.64	$75,162
(1) Recast to reflect the Exchange Ratio established in the Reverse Recapitalization.
(2) Shares have been recast to reflect the Exchange Ratio established in the Reverse Recapitalization.
As of March 31, 2026 there were 3,261,109 options to purchase Xanadu Class A Multiple Voting Shares and 43,976,507 options to purchase Xanadu Class B Subordinate Voting shares issued and outstanding. There were no options granted during the three months ended March 31, 2026 and 2025.
For the three months ended March 31, 2026 and 2025, the total intrinsic value of stock options exercised was C$16,869 and C$151, respectively.
The following table summarizes the stock-based compensation expense classified in the consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Cost of revenue	$22	$10
Research and development	1,013	643
General and administrative	351	140
Sales and marketing	22	18
Total stock-based compensation expense	$1,408	$811
Stock-based compensation capitalized to intangible assets for the three months ended March 31, 2026 and 2025 was $31 and $53, respectively.
As of March 31, 2026, total unrecognized stock-based compensation cost related to unvested stock options was $14,203. This amount will be recognized over a weighted-average period of approximately 1.55 years.
Note 15 - Commitments and Contingencies:
Lease obligations
The Company enters into operating leases for its office space tenancies. As of March 31, 2026 and December 31, 2025, the future minimum lease payments under non-cancellable operating leases over the remaining lease term and the present value of the lease obligations are approximately $8,612 and $7,860, respectively.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Litigation
From time to time, the Company may become a party to various legal proceedings in the ordinary course of business. Management believes that there are currently no claims or actions pending against the Company, the ultimate disposition of which could have a material adverse effect on the Company’s results of operations, financial condition, or cash flows, including third party infringement claims, labor and employment claims and threatened claims, tax and other matters.
In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for certain losses suffered or incurred by the indemnified party. It is not possible to reasonably estimate the overall maximum amount of these indemnification obligations. Historically, the Company has not been required to make payments under these obligations and, therefore, no liabilities have been recorded for these obligations in the Company’s consolidated balance sheets.
As of March 31, 2026 and December 31, 2025, the Company was not subject to any material litigation or material pending litigation claims.
Note 16 - Net Loss Per Share:
The following table presents the computation of basic and diluted net loss per share attributable to common shareholders for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025 (1)
Numerator:
Net loss attributable to common shareholders, basic and diluted	$(20,604)	$(12,205)
Denominator:
Weighted average common shares outstanding	72,458,652	55,649,457
Net loss per share attributable to common shareholders, basic and diluted	$(0.28)	$(0.22)
(1) Net loss per share has been recast to reflect the exchange of the Company's convertible preferred shares and common shares and the equivalent number of shares reflecting the Exchange Ratio established in the Reverse Recapitalization. Refer to Note 3 for additional information.
The Company has two classes of common shares, Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares. These shares rank pari passu with respect to participation rights to dividends, liquidation preferences, and therefore, the calculation of net loss per share as described above is identical to the calculation under the two-class method.
Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Potentially dilutive securities (upon conversion) that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2026	2025 (1)
Warrants as exercisable to common shares	157,960	677,934
Stock options issued and outstanding	47,237,616	42,855,647
Preferred shares as convertible to common shares	—	199,930,069
Total	47,395,576	243,463,650
(1) Shares have been recast to reflect the Exchange Ratio established in the Reverse Recapitalization. Refer to Note 3 for additional information.
Note 17 - Segment Information:
Operating segments are defined as components of an enterprise for which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.
The Company’s CODM is its Chief Executive Officer. The CODM has determined that the Company operates in a single operating and reportable segment and manages segment performance and resource allocation based upon consolidated net loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Significant expenses reviewed by the CODM include those that are presented in the consolidated statement of operations and comprehensive loss. The CODM evaluates actual results compared to forecasted results for consolidated net loss, including significant expenses, when making decisions about allocating resources.
Substantially all of the Company’s long-lived assets are located in Canada. Refer to Note 12 for additional information about the Company’s revenue by geography.
The following table sets forth the Company’s segment information of revenue, significant expenses and net loss:

	Three months ended March 31,
	2026	2025
Revenue	$2,832	$699
Less:
Operating expenses excluding salaries and share-based compensation:
Cost of revenue (exclusive of depreciation and amortization below)	48	5
Research and development	8,372	3,016
General and administrative	7,989	980
Sales and marketing	1,208	24
Salaries and share-based compensation expense	11,004	8,173
Depreciation and amortization	1,617	1,277
Interest (income) expense, net	190	(553)
Other segment items(1)	(6,992)	(18)
Net loss	$(20,604)	$(12,205)
(1) Other segment items include other operating income, net, gain on fair value of earn-out liabilities and other (income) expense, net which are reflected in the consolidated statements of operations and comprehensive loss.

XANADU QUANTUM TECHNOLOGIES LIMITED
Notes to the Condensed Consolidated Financial Statements
(In thousands, except for share and per share amounts or as otherwise noted)
Note 18 - Subsequent Events:
The Company has evaluated all events occurring through May 14, 2026, the date on which the Interim Financial Statements were issued, and during which time, nothing has occurred outside the normal course of business operations that would require disclosure except the following:
As described in Note 3 - Reverse Recapitalization, in connection with the Closing of the Reverse Recapitalization, SPAC Sponsor entered into an agreement pursuant to which 1,100,000 Earn-out Shares were made subject to post-closing vesting and forfeiture conditions tied to the achievement of certain stock price thresholds (the "Earn-Out Triggers") during the four-year period from the closing date as described in Note 3.
In May 2026, the Earn-Out Triggers were satisfied, as the closing share price of the Company's Class B Subordinate Voting Shares equaled or exceeded the required minimum share prices for 20 trading days within a 30 consecutive trading day period during the Vesting Term. Accordingly, all 1,100,000 lock up securities have vested and are no longer subject to forfeiture.
Upon the achievement of each Earn-Out Trigger, the Company will reflect the settlement of the earn-out share liability by re-measuring the earn-out share liability at fair value at the point of time the Earn Out Trigger is met and then reclassifying the fair value of the liability to share capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise indicates, as used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), the terms “we,” “us,” “our,” “Xanadu,” the “Company” and similar terms refer to Xanadu Quantum Technologies Limited and its consolidated subsidiaries. The following MD&A provides information which Xanadu’s management believes is relevant to an assessment and understanding of our results of operations and financial condition. The MD&A should be read together with our unaudited interim condensed consolidated financial statements and the related notes as of and for the three month periods ended March 31, 2026 and 2025 (the “Condensed Consolidated Financial Statements”) and the consolidated financial statements for Xanadu and for Old Xanadu, as applicable, and related notes for the years ended December 31, 2025, 2024 and 2023 (the “Annual Financial Statements”) included in our Annual Report on Form 20-F (the "Annual Report") filed with the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (the “CSA”) on April 9, 2026. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this MD&A as a result of various factors, including those set forth under “Risk Factors” in our Annual Report.
Xanadu’s Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the SEC for interim financial statements. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Xanadu’s financial statements, see Note 2 - Basis of Presentation within the Condensed Consolidated Financial Statements. This MD&A is dated May 14, 2026 and was prepared with information available to this date.
Overview
Xanadu is a quantum technology company specializing in the design and development of photonic-based quantum computing systems and the platforms that support them. Our current offerings primarily consist of applications development and proof of concept partnerships but also include quantum computers accessible via the cloud, quantum development software, quantum simulators, and a suite of supporting tools and applications. Xanadu is currently in a pre-commercial stage and does not yet offer quantum computers available for commercial sale beyond those in the early stages of development. Leveraging our photonic technology, we aim to deliver scalable, fault-tolerant and commercially useful quantum computing solutions that operate at room temperature, are manufacturable using existing silicon processes and are already proven to be modular, networkable and scalable.
Our business model focuses on providing customers with access to our quantum computing systems through cloud-based services, enabling quantum-computing-as-a-service ("QCaaS"), as well as offering related professional services to help organizations explore and implement quantum solutions. In addition to cloud access, we develop and distribute software frameworks that facilitate quantum algorithm development and integration into existing workflows. We collaborate with leading global organizations to explore applications in areas such as battery simulation and quantum machine learning.
As of March 31, 2026 and December 31, 2025, the Company had an accumulated deficit of $228.3 million and $206.3 million, respectively. For the three months ended March 31, 2026 and 2025, we incurred net losses of $20.6 million and $12.2 million, respectively. We expect to incur additional operating losses as we continue our research and development (“R&D”) activities and expand our commercial operations.
At present, our customers are concentrated. One of our customers accounted for 72.0% of our revenue for the three months ended March 31, 2026. Four of our customers accounted for 75.0% of our revenue for the three months ended March 31, 2025. Our chief operating decision maker, our Chief Executive Officer, has determined that we operate in a single operating and reportable segment.
Recent Developments
On November 3, 2025, Xanadu entered into a merger agreement (the "Agreement") with Crane Harbor Acquisition Corp. (“SPAC”) and Xanadu Quantum Technologies Inc. (“Old Xanadu”). The merger ("Reverse

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recapitalization") closed on March 26, 2026 (the "Closing Date"). At Closing, Xanadu had three authorized classes of shares, multiple voting shares (“Class A Multiple Voting Shares”), subordinate voting shares (“Class B Subordinate Voting Shares”) and preferred shares (“Preferred Shares”) issuable in series, of which only Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares were issued and outstanding.
Gross proceeds from the Reverse Recapitalization were $301.6 million, which includes $275.0 million of Private Investment in Public Equity ("PIPE") financing and $26.6 million from SPAC. The Company incurred $52.2 million in total costs related to the Reverse Recapitalization and PIPE financing, of which $37.9 million were costs directly related to the issuance of shares, of which $1.3 million was allocated to the issuance of the earn out shares, and thus expensed to the consolidated statement operations and comprehensive loss, and the remaining $36.7 million was recorded against share capital.
In March 2026, we announced negotiations for up to C$390 million from the governments of Canada and Ontario to launch Project OPTIMISM and establish advanced semiconductor and photonic manufacturing infrastructure supporting Canada's quantum supply chain. We expect to receive those funds over time as qualifying investments and R&D activities occur.
During the quarter, we also announced significant new partnerships with AMD, Lockheed Martin, TELUS, and Fidelity Center for Applied Technology, advancing commercialization across defense, finance, and telecommunications.

Key Financial and Non-GAAP Metrics
We monitor revenue, cash and cash equivalents, net loss and Adjusted EBITDA as key financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The following table summarizes our financial performance for the three months ended March 31, 2026 and 2025 for these key metrics. For a detailed discussion of our results of operations, including further commentary on our revenue and net loss, see the sections entitled “— Components of Results of Operations” and “— Results of Operations” below.

	Three Months Ended March 31,
In thousands	2026	2025
Revenue	$2,832	$699
Cash and cash equivalents	272,465	61,668
Net loss	(20,604)	(12,205)
Adjusted EBITDA(1)	(13,882)	(10,643)
(1) Adjusted EBITDA is a non-GAAP financial measure and is not a standardized measure and might not be comparable to similar financial measures disclosed by other issuers. See “Net Loss and Non-GAAP Financial Measure Adjusted EBITDA” and “Results and Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA” for more information.
Revenue
We are currently in a pre-commercial stage and do not yet offer quantum computers available for commercial sale. Our primary activities are centered on the development of fault-tolerant, utility-scale photonic quantum computing systems. We consider our revenue as an indicator of technological viability on the path to commercial utility scale quantum computing. We are focused on our customer acquisition and retention efforts as we continue development of our full stack quantum computing offerings. While we are focused on revenue growth, we expect that in the near term, revenue will not be a reliable indicator of our performance, particularly from period-to-period, as we are still in the early stages of developing fault-tolerant, utility scale quantum computers and other products utilizing quantum technology that can be commercially successful at scale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our principal development project is the creation of a full-stack quantum computing solution that integrates proprietary photonic hardware with a modality-agnostic software platform. Our hardware progress is demonstrated through the Borealis and Aurora quantum computers. The software stack is anchored by PennyLane, a modality agnostic, open-source framework used by quantum application researchers globally. Our technical roadmap focuses on scaling networked, modular systems into large-scale, fault-tolerant machines. In 2022, our 216-qubit Borealis system achieved a milestone in quantum supremacy. In 2025, our Aurora system became the world’s first networked, modular photonic quantum computer, demonstrating real-time error detection.
Our architecture is currently designed with a target to scale to up to 100,000 physical qubits and up to 500 logical qubits in 2029-2030. Through fiscal 2026, we expect to achieve device performance improvement and early fault-tolerance building blocks. Through 2028, we will scale error-corrected operations and produce early error-corrected demonstrations. We have established a target of 2029-2030 to achieve the widely recognized threshold for broad-based capabilities in commercially valuable applications.
Operationally, we are subject to compliance with U.S. and Canadian foreign investment laws, including review by CFIUS and the Investment Canada Act and we will have to adhere to export controls on quantum computing technology and related software solutions. Please also refer to the section titled “Risk Factors” in our Annual Report.

Cash and cash equivalents
Our cash and cash equivalents balance is a critical measure of our liquidity. We consider cash and cash equivalents to be an important measure for investors because it measures the amount of cash we have on hand for the significant capital expenditures required for research and development costs, scaling our infrastructure and technology and other business needs. Our cash and cash equivalents balance increased to $272.5 million as of March 31, 2026, from $16.2 million as of December 31, 2025, a net increase of $256.3 million. The increase is driven by proceeds received from the Reverse Recapitalization and PIPE transaction. Our cash and cash equivalents are generally held in interest-bearing accounts which generated $122 thousand and $751 thousand for the three months ended March 31, 2026 and 2025, respectively. Our reporting and functional currency is the U.S. dollar and our sources of funds are primarily denominated in U.S. dollars. A significant portion of our operations occur in Canada, subjecting our cash position and related interest income to foreign currency risk, primarily related to fluctuations between the U.S. dollar and the Canadian dollar. We are continuing to invest in our treasury strategy as we raise additional funding to support our operations.
Net Loss and Non-GAAP Financial Measure Adjusted EBITDA
We use net loss to assess our operating performance. In addition to net loss, we provide Adjusted EBITDA, which is a financial measure that is not required by or presented in accordance with U.S. GAAP. Management believes that this measure provides investors with an additional meaningful method to evaluate certain aspects of our results period over period. We define Adjusted EBITDA as net loss before interest expense, income tax expense (benefit), depreciation and amortization expense, stock-based compensation, change in the fair value of financial instruments, and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. Similar to revenue, while we use net loss and Adjusted EBITDA to measure our operating performance, we expect that in the near term, net loss and Adjusted EBITDA will not be reliable indicators of our performance, particularly from period-to-period, as we primarily focus on developing and readying our technology for commercial success. For additional information regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see the section entitled “— Results and Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA.”
Effective in the first quarter of 2026, the Company updated the definition of Adjusted EBITDA to exclude all "changes in fair value of financial instruments". Previously, the Company’s definition only excluded the "change in fair value of warrant liabilities." Management believes this broader exclusion provides a more consistent view of operating performance by removing non-cash market volatility across all financial instruments. There was no impact

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to Adjusted EBITDA for the quarter ended March 31, 2025 and the year ended December 31, 2025 as a result of this change, as the Company did not hold other financial instruments subject to fair value changes during that time.
Trends and Key Factors Affecting Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and the section "Risk Factors" in our Annual Report as filed on April 9, 2026.
Technology Milestones
Our business is dependent on our ability to demonstrate the technological feasibility of our products and services, as well as R&D of our technology. These milestones include achieving further error correction overhead breakthroughs and concurrent integration of our software stack with performance hardware. In addition, we remain steadfast in our commitment to developing commercially valuable applications, including executing our next generation architecture which is designed to scale up to 100,000 physical qubits and up to 500 logical qubits, which we target achieving in 2029-2030. This anticipated timing reflects a prudent calibration of our technical milestones to ensure that our forthcoming deployments meet rigorous stability and performance standards essential for enterprise-grade integration.
Partnership Opportunities
Our future growth depends in part on our ability to continue to successfully identify and enter into strategic partnership opportunities. We have historically entered into partnerships with major multinational companies, government agencies and academic organizations to help enhance our capabilities, improve operational efficiencies, increase supply chain resilience and expand our addressable market. We expect we will continue to explore and enter new academic and commercial partnership opportunities that we believe are complementary to our business.
User Acquisition and Retention
The implementation of our monetization strategy is designed to capture value across the entire quantum technology stack. Our primary strategy for new customer acquisition is based on co-development and intellectual property creation, establishing deep commercial relationships with enterprises and governments focused on solving their most complex challenges. These collaborations are priced commensurate to the work required to complete them. As our applications move from classical simulation to commercial deployment, their workloads will be naturally directed toward our high-performance photonic hardware for which we expect revenue will be generated primarily through QCaaS, offering on-demand and subscription-based utilization of our photonic quantum computers via major cloud platforms and direct enterprise integrations.
Our hardware model is complemented by our market-leading software ecosystem, which we intend to monetize through subscription-based enterprise versions and sales of complementary quantum-classical workflow tools, thus converting our vast open-source user base into a recurring, high-margin software stream.
For customers requiring the highest security and data sovereignty, such as defense agencies, we plan to execute dedicated system sales of our physical quantum computers and the integrated software layer, complete with ongoing maintenance and support services.
Availability of Financing
The successful implementation of our monetization strategy is contingent upon significant and sustained capital investment to achieve the necessary technological and commercial scale. We anticipate substantial capital expenditures in the coming years primarily directed toward accelerating our R&D roadmap, scaling our photonic integrated circuit fabrication processes, and building the modular quantum racks required for utility-scale systems. Realizing our revenue will require material financial commitment to both hardware infrastructure development and the expansion of our scientific and commercial teams to support and service a global customer base. Our ability to secure adequate funding will be critical to achieving the scale necessary to transition from government grants and co-development revenue to consistent, high-volume compute economics.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Macroeconomic Environment
Results of our operations have varied and may continue to vary based on the impact of changes in the domestic or global economy. Negative conditions in the general economy in Canada, the United States and abroad, including conditions resulting from changes in gross domestic product growth, inflation, interest rates, financial and credit market fluctuations, international trade relations and tariffs, pandemics, political turmoil, natural catastrophes, warfare, and terrorist attacks, could negatively affect our business, including progress toward the development of quantum computing. It is not possible at this time to estimate the long-term impact that these and related events could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted. If these conditions persist and deepen, we could experience an inability to access additional capital if needed, or our liquidity could otherwise be impacted.
Components of Results of Operations
Revenue
The Company is currently in a pre-commercial stage and does not yet offer quantum computers available for commercial sale beyond those in the early stages of development. Our current revenue is generated through two primary channels: (i) professional services related to research projects, proof of concept development, and quantum education and (ii) compute and other services which includes provision of compute services, such as co-development and execution of quantum algorithms which may later be performed on the Company’s utility scale quantum computing systems, and provision, on a non-exclusive basis, via access to its photonic based-hardware, of QCaaS.
QCaaS revenue is recognized on a straight-line basis over the contract term. Professional services revenue is recognized based on completed milestones or hours and or costs incurred as appropriate. Revenue for partially completed milestones deemed probable of being met is recognized using an input measure based on actual labor hours incurred to date relative to total estimated labor hours required to complete the milestone. For fixed price milestone-based contracts, revenue is recognized based on the input measure noted above as control is expected to transfer over the period that the milestone is completed.
Operating Expenses
Our operating expenses consist of cost of revenue, R&D, general and administrative, sales and marketing expenses, depreciation and amortization, and other operating income.
Cost of Revenue
The cost of pre-commercial revenue includes all direct and indirect expenses related to delivering our services and where applicable, the cost of building specialized quantum hardware. This encompasses personnel-related expenses, including stock-based compensation, direct manufacturing costs and overhead costs allocated to customer- facing functions. Depreciation and amortization of quantum systems and related software are excluded from cost of revenue. Due to our effort to concentrate only on revenue projects that are aligned with our core R&D roadmap, these costs remain low as we incur only limited incremental costs over and above our planned R&D spend to meet our revenue obligations to our customers.

Research and Development
Research and development expenses consist of costs incurred in performing R&D activities and include personnel-related costs, process development costs, chip fabrication costs, consulting fees, lab materials, software costs, cloud computing costs, and other related costs. R&D expenses also include purchased hardware and software costs related to quantum computing systems constructed for research purposes that are not probable of providing a future economic benefit and have no alternate future use as well as costs associated with third party R&D arrangements. Where tangible assets or software to be used in research and development activities is constructed by us or acquired, the costs are expensed as incurred unless those assets have an alternative future use. When assets with alternative future use are consumed in research and development activities they are recorded as research and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

development expenses. We expect an increase in R&D expenditure as we continue to invest in advancing our technology and supporting ongoing product development efforts.
General and Administrative
General and administrative expenses consist of personnel costs such as salaries, benefits, and stock-based compensation for employees, as well as overhead costs allocated to corporate, executive, finance, and other administrative functions. We expect these expenses to increase as we continue scaling our support functions to match business growth.
Sales and Marketing
Sales and marketing expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation for employees involved in sales and marketing activities, costs for direct advertising, marketing and promotional expenditures and allocated overhead costs for our sales and marketing functions. We expect to continue to make investments in sales and marketing to strengthen market presence and expand our customer base.
Depreciation and amortization
Depreciation and amortization expenses arise from depreciation and amortization of our property and equipment, such as our quantum computing systems, and intangible assets including patents and software over their estimated useful lives.
Other operating income, net
Other operating income, net, includes contributions from government, sponsorships of our community events and other transactional fees.
Interest Income (Expense), Net
Interest income (expense) includes interest income earned on our cash deposits and interest expense and loan remeasurements on our long-term debt.
Gain on fair value of earn-out share liabilities
Gain on fair value of earn-out share liabilities, is related to fair value adjustments from the valuation of our earn-out share liability.
Other income (expense), net
Other income (expense), net includes interest income earned on our cash deposits, gain and losses on disposal of equipment and foreign exchange gain (loss).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
The following table sets forth our results of operations for the periods indicated:
Comparison of the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,		Change
(In thousands; percent changes based on unrounded numbers)	2026	2025	Amount	%
Revenue	$2,832	$699	$2,133	305%
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	113	49	64	129%
Research and development	17,348	10,009	7,339	73%
General and administrative	9,759	1,912	7,847	410%
Sales and marketing	1,401	228	1,173	515%
Depreciation and amortization	1,617	1,277	340	27%
Other operating income, net	(4,139)	(11)	(4,128)	NM (1)
Total operating expenses	26,099	13,464	12,635	94%
Loss from operations	(23,267)	(12,765)	(10,502)	82%
Other income (expense), net:
Interest income (expense), net	(190)	553	(743)	(134)%
Gain on fair value of earn-out share liabilities	2,833	—	2,833	NM
Other income, net	20	7	13	180%
Total other income (expense), net	2,663	560	2,103	376%
Net loss	$(20,604)	$(12,205)	$(8,399)	69%
Cumulative translation adjustment	(217)	63	(280)	(444)%
Net comprehensive loss	$(20,821)	$(12,142)	$(8,679)	71%
(1) Not meaningful

Revenue
Revenue increased by $2.1 million, or 305%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The increase in revenue was primarily attributable to our advancement to Stage B of the U.S. Defense Advanced Research Projects Agency led program assessing and validating quantum computing system performance against standardized metrics.
Operating Expenses
Cost of Revenue
Cost of revenue increased by $64 thousand, or 129%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The increase was primarily attributable to higher labor costs incurred in connection with the performance of our various service contracts.
As a percentage of total revenue, cost of revenue was 4% and 7% for the three months ended March 31, 2026 and 2025, respectively. These costs remain low as the revenue contracts the Company enters into are aligned with our underlying R&D roadmap and only incremental costs to complete the performance obligations are included in cost of revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and Development
Research and development expenses increased by $7.3 million, or 73%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The increase was primarily driven by higher hardware utilization costs, specifically increased wafer consumption and process development costs, and higher payroll-related expenses, including stock-compensation, resulting from increased headcount. Research and development headcount increased by 25 full-time equivalent employees or 15%, as compared to the first quarter of 2025.
General and Administrative
General and administrative expenses increased by $7.8 million, or 410%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The increase was primarily driven by higher professional fees, including legal, audit and advisory costs related to our Reverse Recapitalization and public offerings as well as higher payroll-related costs to support our operating as a public company.
Sales and Marketing
Sales and marketing expenses increased by $1.2 million, or 515%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The increase was primarily driven by higher public relations, promotion and marketing costs related to our Reverse Recapitalization and public listings in the first quarter of 2026.
Depreciation and Amortization
Depreciation and amortization expenses increased by $340 thousand, or 27%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025 primarily due to an increase in test equipment and capitalized internal-use software expenses.
Other Operating Income, Net
Other operating income, net increased by $4.1 million for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025 primarily due to an increase in government grant and tax credits received, which was partially offset by a larger loss related to revaluations of the Company’s warrants outstanding.
Other Income (Expense), Net
Interest Income (Expense), Net
Interest income (expense), net decreased by $743 thousand, or 134%, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The decrease was primarily attributable to lower average cash balances throughout the first quarter of 2026 compared to the first quarter of 2025 as well as higher non-cash imputed interest expense related to the SIF Loan (as defined below).
Gain on Fair Value of Earn-out Share Liabilities
A gain on fair value of earn-out share liabilities of $2.8 million was recorded for the three months ended March 31, 2026. This gain is related to a fair value adjustment from the valuation of our earn out shares liability, which declined from March 26, 2026 (closing of the Reverse Recapitalization) to March 31, 2026.
Other Income, Net
Other income, net remained relatively flat for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025.
Summary of Quarterly Results
The following table sets forth our quarterly consolidated statements of operations data for each of the quarters indicated. The information for the quarters ended December 31, 2025 and December 31, 2024 has been derived from our audited annual consolidated financial statements. The information for each of the quarters has been prepared on

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

an unaudited basis consistent with our audited annual consolidated financial statements and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands except per share data)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Revenue	$2,832	$1,875	$987	$1,057	$699	$711	$482	$261
Net loss	$(20,604)	$(23,024)	$(20,298)	$(15,140)	$(12,205)	$(10,850)	$(10,436)	$(12,932)
Loss per share, basic and diluted	$(0.28)	$(0.41)	$(0.36)	$(0.27)	$(0.22)	$(0.19)	$(0.19)	$(0.23)
Quarterly Trends
Revenue
Our revenue trend is reflective of our pre-commercial state. Given that we are focused on the longer-term value proposition of utility scale quantum computers, our short-term revenue is generated from strategic revenue arrangements with customers with whom we can co-develop quantum algorithms, validate commercial use cases, and ensure that our technology is aligned with real-world demand.
Net Loss
Net loss has generally demonstrated an upward trend over the previous eight fiscal quarters as well as on a year-over-year basis as we accelerate our R&D efforts towards utility scale quantum computing. The increase in net loss is attributable to increases in operating expenses primarily for R&D as we accelerate and upsize our wafer runs and expand our internal capabilities to process them along with continued development of the remainder of our software and hardware capabilities. We have also had increases in general and administrative and sales and marketing expense due to the Reverse Recapitalization and public offerings. Depreciation and amortization also contributed to the increase in operating expenses. These are partially offset by smaller increases in revenue and decreases in other income, net.
Quarter ended March 31, 2026
Revenue increased for the quarter ended March 31, 2026, primarily driven by our inclusion in the U.S. Defense Advanced Research Projects Agency led program assessing and validating quantum computing system performance against standardized metrics (the “DARPA QBI" program). Operating expenses increased reflecting higher R&D spend as well as general and administrative spend related to our Reverse Recapitalization and stock exchange listings.
Results and Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA
To supplement our historical consolidated financial statements which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, as described below, to understand and evaluate our financial and operating performance. We define Adjusted EBITDA as net loss before interest expense, income tax expense (benefit), depreciation and amortization expense, stock- based compensation, change in fair value of financial instruments and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. By excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance. Accordingly, we believe that Adjusted EBITDA is useful to investors and others because it allows investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

limitations related to the use of Adjusted EBITDA as it reflects the exercise of judgment by our management about which expenses are excluded or included. Adjusted EBITDA should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. In addition, our presentation of Adjusted EBITDA may be different from how such metric is used by other companies. The following charts provide unaudited reconciliations of U.S. GAAP-based financial measures to Adjusted EBITDA for the following periods presented.
Reconciliation of net loss to Non-GAAP Financial Measure Adjusted EBITDA for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ in thousands)	2026	2025
Net loss	$(20,604)	$(12,205)
Excluding:
Depreciation and amortization	1,617	1,277
Stock-based compensation expense	1,408	811
Change in fair value of financial instruments (1)	(1,938)	6
Interest (income) expense, net (2)	190	(553)
Other (income), net(3)	(20)	(7)
Non-recurring expenses(4)	5,465	28
Adjusted EBITDA	$(13,882)	$(10,643)

(1)Includes the gain (loss) on the fair value of the warrant and earn-out share liabilities
(2)Interest (income) expense, net reflects the impact of interest earned on cash balances and non-cash interest expense relating to the SIF Loan.
(3)Other income, net consists of foreign exchange gain (loss).
(4)Non-recurring expenses include professional fees such as legal, consulting, and accounting fees incurred in connection with indirect costs related to the Reverse Recapitalization and public offerings.
Our Adjusted EBITDA loss has increased period-over-period by $3.2 million from $10.6 million for the quarter ended March 31, 2025, to $13.9 million for the quarter ended March 31, 2026. This trend reflects the acceleration of our core R&D activities and strategic investments toward achieving utility-scale quantum computing. It also reflects higher ongoing general and administrative costs related to our Reverse Recapitalization and stock exchange listings. As we are in a pre-commercial phase with an ambitious technology roadmap, our Adjusted EBITDA loss is expected to continue to increase for the foreseeable future.
Liquidity and Capital Resources
As of March 31, 2026 and December 31, 2025, the Company had cash and cash equivalents of $272.5 million and $16.2 million and net working capital of $270.2 million and $31.2 million, respectively. We anticipate that our long-term cash requirements and obligations will be met through a combination of operating cash flows, additional government funding, equity raises and additional indebtedness. This assessment is based on current internal forecasts and remains subject to changes in external and internal conditions. We have incurred recurring net losses and negative cash flows from operations since inception. As of March 31, 2026 and December 31, 2025, the Company had an accumulated deficit of $228.3 million and $206.3 million, respectively.
For the three months ended March 31, 2026 and 2025, we incurred net losses of $20.6 million and $12.2 million, and, the Company had net cash outflows from operating activities of $7.0 million and $16.3 million, respectively. We expect to incur additional operating losses and net operating cash outflows as we continue to expand our commercial operations and R&D activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our primary uses of cash and cash equivalents are to support the ongoing growth of our business, including funding our operations and capital expenditures. As of March 31, 2026, our total contractual obligations amounted to $22.7 million. The largest component of these obligations were purchase obligations related to our operating expenses of $11.4 million, all of which is due in less than one year. These amounts are mainly related to R&D expenses that will be paid to our strategic suppliers. The remaining obligations consist of our operating lease payments for our Toronto offices totaling $8.6 million and repayments of debt related to our Regional Quantum Initiative Contribution Agreement (the “FedDev Loan”), by and between Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Federal Economic Development Agency for Southern Ontario totaling $2.7 million both payable over the next seven years.
Significant cash resources are required to support our ongoing investments in R&D, as well as the commercialization of our products. These cash outflows are predictable since we enter into contracts with our key suppliers that define costs at the outset. While the costs are significant, we do have the ability to scale our research operations up or down to the extent that our cash position allows. Conversely, our cash inflows are dependent on enterprise and government partners whose ability to enter into revenue arrangements with us may be subject to complex approval structures and funding constraints making our ability to generate operating cash inflows unpredictable. When we require additional funding, we will seek to secure such best-efforts funding from various sources, including equity or debt financing and government assistance and subsidies. If we raise additional capital through the issuance of equity securities or securities convertible into equity, shareholders will experience dilution, and such securities may have rights or preferences senior to those of the holders of Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares. In the second quarter of 2026, the Company anticipates establishing a $300 million synthetic ATM facility (the “Program”), which would give the Company the flexibility to issue Class B subordinate voting shares over time in private placements at its discretion, subject to applicable stock exchange approval in connection with the launch of the Program. The net proceeds are expected to be used to fund the continued development of our quantum computing technology roadmap. In the future, if we obtain additional funds through debt financing, we may be subject to limitations on its operations, through debt covenants or other restrictions. There can be no assurance that we will be able to raise additional capital when needed or under acceptable terms.
Although we have successfully completed equity financings in the past, there can be no assurance that equity offerings in the future will be successful. Our current SIF Loan (as discussed in more detail below) and FedDev Loan, which allow us to receive contributions up to C$40.0 million and C$3.75 million, respectively, contingent on our incurring defined eligible expenditures, provide additional funding for our R&D projects. As of March 31, 2026, we have received C$36.0 million and C$3.4 million in contributions from the SIF Loan and FedDev Loan, respectively. On March 26, 2026, Xanadu successfully consummated its reverse recapitalization with SPAC and Old Xanadu and a concurrent PIPE investment. Gross proceeds from the Reverse Recapitalization were $301.6 million, which includes $275.0 million of PIPE financing and $26.6 million of cash on hand from SPAC. The Company incurred $52.2 million in total costs related to the Reverse Recapitalization and Private Investment in Public Equity ("PIPE") financing, of which $37.9 million were costs directly related to the issuance of shares, of which $1.3 million was allocated to the issuance of the earn out shares, and thus expensed to the consolidated statement operations and comprehensive loss, and the remaining $36.7 million was recorded against share capital. Based on our current operating plan, management believes that the existing cash and cash equivalents will be sufficient to fund operations, research and development activities, and capital expenditure requirements for at least 12 months from the date our condensed consolidated financial statements are issued. We will continue to work with various funding sources to secure additional debt and equity financing and government assistance and subsidies, if required.
Government of Canada’s Strategic Innovation Fund Agreement
On January 20, 2023, we entered into the Strategic Innovation Fund Agreement, by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Industry (the “Minister”), as amended on September 10, 2025 (the “SIF Loan”). The SIF Loan provides for a conditionally repayable contribution to support a C$177.8 million project for the development of photonic-based, fault-tolerant quantum computers (the “Project”). The contribution is for an amount up to the lesser of C$40.0 million or 23.13% of eligible supported

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

costs. As of March 31, 2026 we have received C$36.0 million in total funding from SIF. As of March 31, 2026, we have received all funds except for C$4.0 million which we expect to receive in the second quarter of 2026.
Principal and interest amounts to be repaid under the SIF Loan are determined using a revenue-based formula and are capped at 150% of the principal amount. Repayments are due in up to 20 annual installments, commencing on April 30, 2028. If the total of the 20 revenue-based annual installments is less than the principal amount, any remaining repayment obligation will be forgiven.
The SIF Loan includes certain covenants requiring us to, among other things, support high-skilled jobs in Canada, collaborate with Canadian institutions and small and medium-sized Canadian-based enterprise, and invest in R&D within Canada, maintain certain intellectual property rights and certain other customary covenants.
Repayment of the SIF Loan contribution can be accelerated upon an event of default (as defined in the SIF Loan), termination or upon a change of control (as defined in the SIF Loan) that has not been approved by the Minister. In the event the Minister does not provide consent to a change of control, the Minister may require immediate repayment of all disbursed funds. Furthermore, in such circumstances, we may elect to terminate the SIF Loan by paying an additional amount based on contributions disbursed to date.
The SIF Loan expires on the later of March 1, 2048 or the date of the final repayment, other than certain provisions which survive for a period of three years following expiration. Conditional repayments, which are based on our future revenues, are scheduled to be made annually over a 20-year period commencing on April 30, 2028. As of March 31, 2026, we were in compliance with our obligations under the SIF Loan.
Commitments and Contractual Obligations
As of March 31, 2026, our total contractual obligations amounted to $22.7 million, consisting primarily of purchase commitments of $11.4 million, the majority of which relates to our foundry partners, and operating lease commitments, totaling $8.6 million, of which $1.0 million is due within the next 12 months. Other than operating lease commitments, our cash requirements for fiscal year 2026 are expected to be driven mainly by operating expenses and continued investment in the development and advancement of our quantum computers.
Financial Instruments
We have financial assets including cash and accounts receivable that are recorded at amortized cost. Our financial liabilities, including accounts payable, accrued expenses and long-term debt which are recorded at amortized cost. We also have financial liabilities consisting of lease liabilities, as well as warrants which are carried at fair value. In connection with completion of the Reverse Recapitalization, issued and outstanding Xanadu warrants were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares or warrants to purchase Xanadu Class B Subordinate Voting Shares.
Off-Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Other selected financial information

			Change
(In thousands)	March 31, 2026	December 31, 2025	Amount	%
Total assets	$319,040	$70,604	$248,436	352%
Non-current financial liabilities	36,828	37,183	(355)	(1)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total Assets
Total assets increased by $248.4 million, or 352%, to $319.0 million as of March 31, 2026 compared to total assets of $70.6 million as of December 31, 2025. The increase was primarily driven by proceeds from the Reverse Recapitalization and PIPE transaction. Gross proceeds from the Reverse Recapitalization were $301.6 million, which includes $275.0 million of PIPE financing and $26.6 million of cash on hand from SPAC. The Company incurred $52.2 million in total costs related to the Reverse Recapitalization and Private Investment in Public Equity ("PIPE") financing, of which $37.9 million were costs directly related to the issuance of shares, of which $1.3 million was allocated to the issuance of the earn out shares, and thus expensed to the consolidated statement operations and comprehensive loss, and the remaining $36.7 million was recorded against share capital.
Non-current Financial Liabilities
Non-current Financial Liabilities consist of long-term lease liabilities and long-term debt, which remained relatively flat in the first quarter of 2026 as compared to the first quarter of 2025.
Cash Dividend
The Company did not declare or distribute any cash dividends for the three months ended March 31, 2026 and 2025.
Cash Flows
Analysis of cash flows for the three months ended March 31, 2026 and 2025:
The following table sets forth our cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(7,035)	$(16,293)
Net cash provided by financing activities	264,361	2,239
Net cash used in investing activities	(528)	(1,846)
Effect of foreign exchange rates on cash and cash equivalents	(497)	(51)
Net increase (decrease) in cash and cash equivalents	$256,301	$(15,951)
Cash Flows Used in Operating Activities
Cash flow from operating activities are significantly affected by our business growth, primarily related to R&D, sales and marketing, and general and administrative activities. Operating cash flows are also affected by working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.
Net cash used in operating activities for the three months ended March 31, 2026 and 2025, was $7.0 million and $16.3 million, respectively. The reduction in net cash used in operating activities is primarily driven by the Company receiving two rounds of grant receipts totaling C$20.7 million in the quarter. This impact is shown via the net cash inflow from accounts receivable and deferred grant income in the unaudited condensed consolidated statements of cash flows.
Non-cash charges, increased to $1.5 million for the three months ended March 31, 2026 from $2.5 million provided for the three months ended March 31, 2025. The primary driver was a $1.9 million gain in the three months ended March 31, 2026 related to the change in fair value of financial instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash Flows Provided by Financing Activities
Net cash provided by financing activities for the three months ended March 31, 2026 and 2025 was $264.4 million and $2.2 million, respectively, with the increase primarily attributable to proceeds from the Reverse Recapitalization and PIPE transaction. Gross proceeds from the Reverse Recapitalization was $301.6 million, which includes $275.0 million of Private Investment in Public Equity ("PIPE") financing and $26.6 million of cash on hand from SPAC. Total direct transaction costs related to the issuance of shares in connection with the Reverse Recapitalization were $36.7 million, consisting primarily of legal, accounting, advisory, and other professional fees. In addition to the direct costs, $1.4 million of total indirect transaction costs were paid by SPAC prior to the closing of the Reverse Recapitalization and PIPE transaction. These costs were recorded directly to accumulated deficit in the consolidated balance sheet as of March 31, 2026,
Cash Flows Used in Investing Activities
Net cash used in investing activities during the three months ended March 31, 2026 was $528 thousand, compared to $1.8 million for three months ended March 31, 2025. This decrease is primarily attributable to a decrease in purchases of property and equipment and intangible assets.
Critical Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Estimates are based on historical experience and other various assumptions management believes are reasonable at that time, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ materially from management’s estimates, judgment and assumptions.
Key sources of estimation uncertainty include:
Revenue Recognition
We derive revenue primarily from: (i) professional services related to research projects, proof of concept development, and quantum education and (ii) compute and other services which includes provision of compute services, such as co-development and execution of quantum algorithms on the Company’s quantum computing systems, and provision, on a non-exclusive basis, via access to its photonic based-hardware, of QCaaS.
Revenue for partially completed projects that are deemed probable of being met is recognized using an input measure based on actual labor hours incurred to date relative to total estimated labor hours required to complete the milestone. For fixed price milestone -based contracts, revenue is recognized based on this input measure as control is expected to transfer over the period that the milestone is completed. Total estimated labor hours are subject to management’s judgment and may be revised as projects progress. Significant changes to these estimates could result in material changes to expected revenue recognition patterns.
We enter contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. A contract’s transaction price is allocated to each distinct performance obligation based on their estimated standalone selling price. We determine standalone selling price based on the observable price of a product or service when it sells the products or services separately in similar circumstances and to similar customers. Certain products and services have limited or no history of being sold on a standalone basis. In these instances, we determine standalone selling price by considering its overall pricing objectives and market conditions, including cost plus a reasonable margin. Significant pricing practices considered include our discounting practices, the value of the contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within the contracts. This practice requires judgment from management and the use of alternative inputs could result in revenue recognition patterns that vary from those reported.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Materials and Supplies
Materials and supplies consist primarily of chip fabrication and other costs incurred for the purposes of our R&D activities. These are carried at average cost and recorded in materials and supplies in the consolidated balance sheets then expensed when consumed if an alternative use exists. Otherwise, these costs are expensed when incurred. The assessment of these materials and supplies’ alternative use and the identification of costs directly incurred to fabricate the materials and supplies requires management judgment and is subject to the current R&D roadmap. Changes in our internal technological roadmap or in industry assessments of these materials and supplies could result in changes to our expense recognition patterns.
The fair value of equity-settled stock-based payments
We account for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Equity-settled stock-based payments to employees and others providing similar services are recognized as stock-based compensation expense based on the fair value of the equity instruments at the grant date. We utilize the Black-Scholes model to determine the fair value of stock-based option awards. The Black-Scholes pricing model requires various subjective assumptions including the estimated fair value of the underlying shares and volatility. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. The estimates related to the fair-value of equity-settled stock-based payments affect the value of stock-based compensation reflected in the financial statements.
Long-term revenue forecasts used in accounting for the SIF Loan
The SIF Loan is conditionally repayable according to a revenue-based formula. The debt arising from the SIF Loan was recorded at face value and will be amortized using the effective interest method, leading to the accrual of interest expenses over the estimated term of the SIF Loan. The amortization schedule is based on projected cash flows derived from our long-term revenue forecast, which is contingent upon the successful implementation of our monetization strategy as described in the section entitled “— Trends and Key Factors Affecting Operating Results”.
Subsequent changes in forecasted cash flows will be accounted for under the retrospective method, which entails a new effective interest rate being computed each period based on the original proceeds received, actual cash flows to date, and the revised estimate of remaining cash flows. The new discount rate is then used to adjust the carrying value of the debt to the present value of the revised cash flows, discounted at the new effective interest rate. The offset is recognized in interest expense.
Recently Issued and Adopted Accounting Standards
A discussion of recent accounting pronouncements issued and adopted is included in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies to our Condensed Consolidated Financial Statements.
Related Party Transactions
For additional information regarding related party transactions resulting from the Reverse Recapitalization, see 'Item 7. Major Shareholders and Related Party Transactions' in the Annual Report.
Current Share Information
On March 31, 2026, our outstanding share capital consisted of 255,226,928 Xanadu Class A Multiple Voting Shares issued and outstanding, and 43,284,436 Xanadu Class B Subordinate Voting Shares issued and outstanding.
In addition, as of March 31, 2026, 157,960 warrants to purchase Xanadu Class B Subordinate Voting Shares outstanding. There were also 3,261,109 options to purchase Xanadu Class A Multiple Voting Shares and 43,976,507 options to purchase Xanadu Class B Subordinate Voting shares issued and outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of May 14, 2026, our share capital consisted of 255,226,928 Xanadu Class A Multiple Voting Shares issued and outstanding and 43,284,411 Xanadu Class B Subordinate Voting Shares issued and outstanding.
In addition, as of May 14, 2026, there were 157,960 warrants to purchase Xanadu Class B Subordinate Voting Shares outstanding. There were also 3,261,109 options to purchase Xanadu Class A Multiple Voting Shares and 43,976,507 options to purchase Xanadu Class B Subordinate Voting shares issued and outstanding.
Quantitative and Qualitative Disclosures about Market Risks
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.
Foreign Currency Exchange Risk
Our functional currency is the U.S. dollar. We undertake transactions denominated in various foreign currencies. As we expand our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any derivative arrangement to minimize the impact of these fluctuations in the exchange rates. We will periodically reassess our approach to managing our risk relating to fluctuations in currency rates.
We do not believe that foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented.
As of March 31, 2026, we had Canadian denominated cash of $8.9 million and Canadian denominated net liabilities and loans payable of $39.5 million. The remaining amounts were denominated in U.S. dollars. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the consolidated financial statements are recognized in other income (expense), net in the statements of operations and comprehensive loss in the period in which they arise. A 5% weakening of the Canadian dollar versus the U.S. dollar, at March 31, 2026, would have increased the foreign exchange gain (loss) for the quarter by approximately $1.5 million while a 5% strengthening of the Canadian dollar would have increased our foreign exchange gain (loss) for the quarter by approximately $(1.5) million. This analysis assumes that all other variables remain constant.
Interest Rate Risk
Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on our financial instruments. Such exposure primarily involves our money market funds and time deposit accounts. The outstanding SIF Loan principal and interest amounts to be repaid are determined using a revenue-based formula and are capped at 150% of the principal amount. The FedDev loan is interest free and we are therefore not subject to interest rate risk with respect to these loans. It is management’s opinion that we are not exposed to significant interest rate risk, as we have no variable interest rate debt.
Credit Risk
Financial instruments that may expose us to concentration of credit risk include cash and accounts receivable. We maintain our cash and investments with high quality financial institutions, which, at times, may exceed federally insured limits. We perform periodic evaluations of relative credit standing of the financial institutions. With respect to accounts receivable, we monitor the credit quality of our customers and we have not yet experienced credit loss from accounts receivables. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.
Liquidity Risk
Please see Item 5 and risk factors, including “We rely on funding and financial contributions from contracts with the public sector, including the Canadian government and U.S. government." within our 2025 20-F Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Inflation Risk
We believe that inflation will have a general impact on our business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Concentration Risk
For the three months ended March 31, 2026, 72.0% of our revenues was attributable to one customer. For the three months ended March 31, 2025, 75.0% of our revenues were attributable to four customers, contributing 35%, 19%, 11%, and 10% respectively.
Emerging Growth Company Status
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Xanadu intends to take advantage of the benefits of this extended transition period and, following the consummation of the reverse recapitalization, will be an emerging growth company (for the period described in the immediately succeeding paragraph) and will take advantage of the benefits of the extended transition period emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare Xanadu's financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.
Xanadu will remain an emerging growth company under the JOBS Act until the earlier of:
•The last day of the fiscal year in which its total annual gross revenues are $1.235 billion or more.
•The last day of the fiscal year following the fifth anniversary of the completion of this offering.
•The date on which it has issued more than $1.0 billion in non-convertible debt during the previous three years.
•The date on which it is deemed to be a large accelerated filer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this Quarterly Report and the documents incorporated by reference herein may constitute “forward-looking statements” for purposes of U.S. federal securities laws and “forward-looking information” for purposes of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future,” or the negative version of these words or other comparable words or phrases.
The forward-looking statements contained in this Quarterly Report and the documents incorporated by reference herein reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

from those expressed in any forward-looking statement. In particular, this Quarterly Report contains forward-looking statements pertaining to changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; the implementation, market acceptance and success of our business model, growth strategy and opportunities, and our ability to commercialize our quantum computing technology; our expectations with respect to market opportunity and market growth; the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities; the potential for our quantum computing technology to achieve quantum advantage; our ability to achieve timing and product development milestones on our product roadmap; our ability to attract and retain qualified employees and management; our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; expectations regarding the time during which we will be an emerging growth company under the JOBS Act; our future capital requirements and sources and uses of cash; our ability to obtain funding for our operations and future growth; our ability to maintain the listing of the Class B Subordinate Voting Shares on the Nasdaq, the TSX or any other national exchange; the effects of competition on our future business; the impact of and changes in governmental regulations, tax laws and rates, and accounting guidance; the effectiveness of our internal controls and our corporate policies and procedures; expansion plans and opportunities; and the outcome of any known and unknown litigation and regulatory proceedings.
We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•general economic uncertainty;
•the effects of a global pandemic;
•the volatility of currency exchange rates;
•our ability to obtain and maintain financing arrangements on attractive terms and to commercialize our quantum computing technology;
•our ability to manage growth;
•our ability to maintain the listing of the Xanadu Class B Subordinate Voting Shares on the Nasdaq, the TSX or any other national exchange;
•the effects of competition on our future business;
•potential disruption in our employee retention, changes in personnel and availability of qualified personnel, including as a result of the Reverse Recapitalization;
•the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;
•potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Reverse Recapitalization;
•international, national or local economic, social or political conditions that could adversely affect us and our business;
•the effectiveness of our internal controls and our corporate policies and procedures;
•the limited experience of certain members of our management team in operating a public company in the United States and Canada;
•the volatility of the market price and liquidity of the Xanadu Class B Subordinate Voting Shares;
•risks relating to any unforeseen liabilities of the Company;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•failure to obtain lender consent, industry partner and other third-party consents and approvals, when required;
•changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•our expectations with respect to market opportunity and market growth;
•the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;
•the potential for our quantum computing technology to achieve quantum advantage;
•our ability to achieve timing and product development milestones on our product roadmap;
•our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•our ability to obtain funding for our operations and future growth, and our future capital requirements and sources and uses of cash;
•expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy; and
•the need to obtain required approvals from regulatory authorities.
The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Quarterly Report and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in our Annual Report and our filings with the SEC (www.sec.gov) and the CSA (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.
Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, assumptions that none of the risks identified in our filings with the SEC (www.sec.gov) and the CSA (www.sedarplus.com) materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward- looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.